Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155247

CALCULATION OF REGISTRATION FEE

			Proposed
			Maximum		Proposed Maximum		Amount of
Title of Each Class of	Amount to be		Aggregate Price		Aggregate Offering		Registration
Securities to be Registered	Registered		per Unit		Price		Fee

Ordinary shares, par value € 0.50 per share	639,524,752	(1)	$5.74	(2)	$3,670,872,077	(2)	$144,266
Rights to subscribe for ordinary shares	2,558,099,008	(3)	None	(3)	None	(3)	None	(3)

(1)	Represents shares that may be offered and sold in the United States plus a number of shares that may be resold in the United States from time to time during the distribution thereof.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate was based on the subscription price of € 4.50 per share and an exchange rate of US$1.2760 per € 1.00, the Federal Reserve Bank of New York’s noon buying rate on November 10, 2008.

(3)	No separate consideration will be received by the registrant for the rights offered hereby.

U.S. Prospectus Supplement

(To Prospectus Dated November 10, 2008)

Rights Offering for 1,598,811,880 Ordinary Shares

Banco Santander, S.A.

We will grant rights to the record holders of our existing ordinary shares to subscribe for an aggregate of 1,598,811,880 of our ordinary shares (the “New Shares”), par value 0.50 euros. Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on November 12, 2008 entitles its holder to one right to subscribe for New Shares. Four rights are required to subscribe for one New Share at the subscription price of €4.50 per ordinary share (the “Subscription Price”). A holder of rights that exercises all of its rights may also subscribe at the Subscription Price for additional New Shares that are not subscribed for pursuant to the exercise of rights (the “Additional Shares”). We will accept subscription for whole ordinary shares only. Subscription rights may only be exercised through authorized participants (the “Iberclear participants”) in the Spanish Clearing System, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“Iberclear”), in whose book-entry registry such rights are registered, and you must pay the Subscription Price for New Shares in euros. The rights will expire at the close of business in Madrid, Spain on November 27, 2008. Any rights unexercised at the end of the exercise period will expire without any payment to the holders of these unexercised rights. Holders of rights should carefully consider whether or not to exercise or sell their rights before they expire.

Holders of American Depositary Shares, or ADSs, each representing one ordinary share, will not receive rights to subscribe for new ADSs. The rights with respect to ordinary shares represented by ADSs will be issued to JPMorgan Chase Bank, N.A., as depositary (the “Depositary”). On or after November 20, 2008, the Depositary will seek to sell the rights it receives with respect to ADSs in issuance at the close of business on November 19, 2008 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must instruct the Depositary prior to 2:00 p.m. (New York City time) on November 19, 2008 to cancel such ADSs and deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. See “Summary of the Offer — Subscription Rights with respect to Shares Represented by ADSs.”

In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders of rights who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two business days starting on November 28, 2008 (the “Discretionary Allocation Period”). We will only allocate unsubscribed New Shares to investors who have the status of (i) qualified institutional buyers (“QIBs”) in the United States, as defined in Rule 144A promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the New Shares do not require registration or approval. The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the registration statement of which the accompanying prospectus is a part. The allocation of New Shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act. In the event that at the end of such period, if any, there are New Shares that have not been subscribed for, the underwriters listed in “Underwriting” (the “Underwriters”) shall subscribe for such New Shares, in their own name and on their own behalf, at the Subscription Price. The commitments of the Underwriters are subject to various conditions being satisfied. See “Underwriting.” After the expiration of the rights and the allocation of any Additional Shares, the Joint Global Coordinators (excluding Santander Investment, S.A.) may also decide that the Underwriters will directly subscribe for the remaining New Shares.

Our ordinary shares are listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) and quoted on the Automated Quotation System of the Spanish Stock Exchanges (the “Automated Quotation System”). Our ordinary shares are also listed on Euronext Lisbon and on the London, Milan, Buenos Aires and Mexico stock exchanges. The rights have been approved for listing on the Spanish Stock Exchanges and quotation on the Automated Quotation System. The rights have also been approved for listing on the Buenos Aires stock exchange and we expect that they will be listed on Euronext Lisbon. We expect that the New Shares will be listed on each of the Spanish Stock Exchanges and quoted on the Automated Quotation System. We also expect that the New Shares will be listed on Euronext Lisbon and on the London, Milan, Buenos Aires and Mexico stock exchanges. On November 10, 2008 the last reported sale price of our ordinary shares on the Automated Quotation System was €7.92 per ordinary share.

Investing in our rights or our ordinary shares involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement, as well as in the documents incorporated by reference in the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

		Underwriting Discounts	Proceeds to the Company
	Subscription Price	and Commissions	(before expenses)

Per Ordinary Share	€4.50	€0.1125	€4.3875
Total	€7,194,653,460	€179,866,336	€7,014,787,124

This prospectus supplement and the accompanying prospectus may be used in connection with the initial issuance and allocation of the rights, the exercise of the rights for New Shares, the offer and sale of Additional Shares to holders of rights who have exercised all the rights they hold and the offer and sale to QIBs in the United States and to qualified investors outside the United States during the Discretionary Allocation Period.

Joint Global Coordinators and Joint Bookrunners

Merrill Lynch & Co.	Banc of America Securities LLC	Santander Investment

Joint Bookrunner

Credit Suisse

Joint Lead Manager	Co-Lead Manager

CALYON	Fox-Pitt Kelton

The date of this prospectus supplement is November 13, 2008.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely upon any unauthorized information or representations. This prospectus is an offer to sell only the securities that it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus supplement.

Prospectus Supplement

Prospectus

About this Prospectus Supplement and the Accompanying Prospectus

This document has two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). This prospectus supplement contains the terms of this offering. This prospectus supplement, or the information incorporated by reference in the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus. We refer to this prospectus supplement and the accompanying prospectus as the “prospectus.”

As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “Santander,” the “Bank,” the “Group,” “we,” “us” and “our” mean Banco Santander, S.A. and its consolidated subsidiaries taken as a whole. However, in the sections entitled “Summary of the Offer” and “The Offer,” unless the context otherwise requires, references to “Santander,” the “Bank,” “we,” “us” and “our” mean Banco Santander, S.A. All references to “$,” “US$,” “U.S. dollars” and “dollars” refer to United States dollars, “€” and “euro” refer to euro and “R$” refers to Brazilian reais. All references to “£” refer to British pounds and all references to “p” refer to British pence.

Unless expressly stated otherwise, all dates and times in this prospectus supplement refer to dates and times in Madrid, Spain, all references to trading days are to trading days on the Spanish Stock Exchanges, and all references to business days are to business days in Spain.

Notice to Shareholders and Investors

The distribution of this prospectus, the exercise of the rights and the allocation of the New Shares as to which rights have not been exercised may be restricted by law in certain jurisdictions. Any failure to comply with applicable restrictions may constitute a violation of the securities laws of such jurisdictions. In particular, due to restrictions under the securities laws of certain countries, shareholders or investors resident in such countries may not exercise rights or may not subscribe for any New Shares as to which rights have not been exercised. Persons into whose possession this prospectus comes or who wish to exercise any of the rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. This prospectus does not constitute an invitation to exercise any of the rights, nor an offer of our New Shares, in any jurisdiction in which such offer or invitation would be unlawful. Neither we nor the Underwriters nor our or their respective advisers accept any responsibility for any violation by any person, whether or not a prospective participant in this offering, of any such restrictions.

This prospectus is not a prospectus prepared in accordance with the provisions of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”). Santander has prepared a prospectus in accordance with the provisions of the CNMV (the “Spanish prospectus”), which has been filed with CNMV on November 11, 2008. The Spanish prospectus was sent by the CNMV, together with an English translation, and, in the case of Italy and Portugal, a translation of a summary into the Italian and Portuguese languages, respectively, to the competent authorities of the United Kingdom, Italy and Portugal, in accordance with the regulations applicable to cross-border offers and admission to trading set out in the Spanish legislation and in the regulations of the foregoing jurisdictions implementing Directive 2003/71/EC of the European Parliament and of the Council, of 4 November 2003. Santander has also obtained from the Argentinian Securities Commission (Comisión Nacional de Valores) its approval to conduct the public offering in Argentina. The Spanish prospectus is in a different format in accordance with CNMV regulations, and contains information not generally included in documents such as this prospectus. In addition to the Spanish prospectus, Santander has prepared a U.S. prospectus

(the “U.S. prospectus”) to be used in connection with this offering in the United States and an international prospectus (the “International prospectus”) in connection with this offering outside the United States. The offering in the United States is made solely on the basis of information in the U.S. prospectus. Holders of ordinary shares and investors who are resident of any jurisdiction outside the United States but who come into possession of either the U.S. prospectus or the International prospectus must inform themselves about and observe restrictions relating to this offering and the distribution of such prospectus in such jurisdiction.

Regulatory Statement

During the distribution of Santander ordinary shares in this offering, Santander, through certain identifiable business units, and certain of its affiliates have engaged and intend to continue to engage in various dealings and brokerage activities involving Santander ordinary shares outside the United States. Among other things, Santander, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in the Santander ordinary shares by purchasing and selling Santander ordinary shares for its own account in Spain on the Spanish Stock Exchanges.

Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Santander have purchased and sold, and intend to continue to purchase and sell, Santander ordinary shares and derivatives, including the rights, as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Santander, through its derivatives business units, has also engaged, and intends to continue to engage, in dealings in Santander ordinary shares and derivatives, including the rights, for their accounts and for the accounts of their respective customers for the purpose of market making of derivatives or of hedging their respective positions established in connection with certain derivatives activities (such as options, warrants, futures and other instruments, including stock options issued by Santander) relating to Santander ordinary shares entered into by Santander and its affiliates and their respective customers. Santander, through its brokerage business units, has also engaged, and intends to continue to engage, in unsolicited brokerage transactions in Santander ordinary shares with Santander’s customers, as well as in such transactions in the rights. These activities occurred and are expected to continue to occur through the Automated Quotation System, on the Spanish Stock Exchanges, on the stock exchanges of Milan, Lisbon, Buenos Aires, London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States.

Santander’s affiliates in the United States also have engaged and may continue to engage in unsolicited brokerage and asset management transactions in Santander ordinary shares and ADSs in the United States. In addition, Santander’s affiliates in Puerto Rico have engaged and may continue to engage in unsolicited brokerage transactions in Santander ordinary shares and Santander ADSs in Puerto Rico and may purchase Santander ordinary shares and ADSs in connection with asset management activities in Puerto Rico. Santander is not obliged to make a market in Santander ordinary shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Santander ordinary shares.

Santander has sought and received from the SEC certain exemptive relief from Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in order to permit its identifiable business units and affiliates to engage in the foregoing activities during the distribution of Santander ordinary shares in this offering.

Summary

The following material is qualified in its entirety by the information appearing elsewhere in this prospectus, including the documents incorporated herein by reference. You should read carefully the entire prospectus and the documents incorporated by reference herein before making an investment decision.

Santander is a group of banking and financial companies that operate through a network of offices and subsidiaries across Spain and other European (including the United Kingdom, Austria, the Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. As of September 30, 2008, Santander was the largest banking group in the euro zone by market capitalization, with a stock market capitalization of €65.67 billion, stockholders’ equity of €53.80 billion and total assets of €953.03 billion. Santander had an additional €126.69 billion in mutual funds, pension funds and other assets under management (excluding assets under management related to insurance savings products) at that date. For the nine months ended September 30, 2008, Santander reported net attributable income of €6.94 billion. At that date, Santander employed approximately 133,000 people and had approximately 11,680 branches and some 80 million customers worldwide.

Santander’s principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York as well as financial investments in Sovereign Bancorp Inc., (“Sovereign”), and Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc). In Latin America, Santander has majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Santander’s principal executive offices are located at Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Spain, and its telephone number at that location is +34 91 259 6520.

Recent Developments

Highlights for the nine months ended September 30, 2008

By September 2008, it became apparent that the downturn in the global economy was much deeper than originally expected, and difficult economic conditions are likely to persist through 2009, particularly in Spain. The turmoil in global financial markets that was sparked by the bankruptcy of Lehman Brothers in September intensified liquidity tensions, led to significant increases in interest rates and exposed the weaknesses of certain financial institutions. The United States and European governments intervened on an unprecedented scale in the financial sector in an effort to stabilize markets, though global investor confidence remains low and credit remains relatively scarce.

Against this very difficult economic and financial backdrop, we recorded attributable profit of €6,935 million in the first nine months of 2008, an increase of 5.5% from the same period in the prior year. This gain was driven primarily by increased interest margins, especially late in the third quarter as average interest rates on our loan portfolio significantly outpaced increases in our costs of deposits and borrowings. Net fees grew at a substantially slower pace than net interest income, mainly due to a 16.1% decrease in off-balance sheet funds under management from December 31, 2007 to €126,688 million as of September 30, 2008. Operating expenses increased 3.5% in the nine months ended September 30, 2008, compared to the same period in 2007, which represented slower growth than the 12.9% increase in gross operating income between both periods.

The financial crisis and the economic slowdown have also resulted in slower growth in loan volume, a deterioration in asset values securing our loans to customers and increased non-performing loans, which have required us to significantly increase provisions, a trend we expect to continue for the remainder of the year and into next year. As of September 30, 2008, our net customer loan portfolio stood at €570,703 million, a 0.9% increase from December 31, 2007. Our portfolio of doubtful loans (which include our past-due and other non-performing assets (as further described in our Annual Report on Form 20-F for the year ended December 31, 2007, or the 2007 Form 20-F)) as of September 30, 2008 was €10,373 million, a 71% increase from the €6,070 million in doubtful loans as of December 31, 2007. Our non-performing loan, or NPL, ratio increased to 1.63% as of September 30, 2008 from 0.95% as of December 31, 2007, while our coverage ratio declined to 104.27% as of September 30, 2008 from 150.55% as of December 31, 2007. As of September 30, 2008, our NPL ratio was 1.5% for our Spanish business units, 0.76% for our U.K. business units and 2.37% for our Latin American business units.

Our net loan-loss provisions increased 67.2% in the first nine months of 2008 (as compared to the same period in 2007), due in part to a growth in lending, although at a slower pace than in prior periods, and the entry in previous quarters into segments of higher-yielding products, having a greater risk premium. Our net loan-loss provisions for NPL’s increased 57.1%, from €2,881 million in the nine months ended September 30, 2007 to €4,526 million in the same period in 2008.

As of September 30, 2008, the fair market value of our available for sale securities portfolio had decreased by 6.7%, or €2.9 billion, from €44.3 billion as of December 31, 2007, a trend which has worsened in the current quarter due to market conditions. All of this decrease is recognized in consolidated equity on our balance sheet as of September 30, 2008, with substantially all of it reflected therein as an equity valuation adjustment.

In terms of our funding needs, we have recently had to increase our reliance on short-term borrowings (as opposed to medium and longer-term borrowings) in light of conditions in the credit markets. We expect this trend to continue at least for the remainder of the year.

In accordance with BIS II criteria, our computable capital totaled €53,981 million as of September 30, 2008. As of that date, our surplus of capital above the minimum BIS II requirement was €16,150 million. As of September 30, 2008, our BIS II ratio was 11.42%; our Tier 1 (before deductions which mainly correspond to our interest in RFS Holdings, the entity which held (as of September 30, 2008) the businesses we acquired from ABN AMRO) ratio was 7.89% and our core capital ratio was 6.31%.

Acquisition of Alliance & Leicester plc

On July 14, 2008, following approval by our Executive Committee and the Board of Directors of Alliance & Leicester plc (“A&L”), Santander and A&L announced their agreement on the terms of an acquisition by Santander of 100% of A&L’s ordinary share capital. The acquisition was approved by Santander’s and A&L’s shareholders and was completed on October 10, 2008 by means of a scheme of arrangement.

The acquisition was structured as a stock-for-stock transaction and was completed through the exchange of one newly issued Santander share for every three ordinary A&L shares. Following the approval of our shareholders on September 22, 2008, we issued 140,950,944 new shares on October 10, 2008 in exchange for all of A&L’s outstanding ordinary shares. The new Santander shares began trading on the Spanish Stock Exchanges and through the Automated Quotation System on October 14, 2008 and represented (as of October 10, 2008) 2.2% of our total share capital after the capital increase.

The transaction was valued at approximately £1,259 million as of July 11, 2008 (the business day prior to the announcement of our agreement with A&L), based on the closing price of our shares of €11.23 per Santander share on that date (approximately £8.97 per Santander share based on an exchange rate of €1.2517 per £1.00 at that date) and an agreed 18p per A&L ordinary share interim dividend paid by A&L to its shareholders prior to the share exchange date.

A&L is a major financial services group in the United Kingdom, offering a broad range of financial services and products to retail and business customers. According to its financial report for the six months ended June 30, 2008, as of June 30, 2008, A&L had total ordinary shareholders’ equity of £1,294 million (£1,716 million as of December 31, 2007), total assets of £77,045 million (£78,955 million as of December 31, 2007), £30,225 million in customer deposits (£30,758 million as of December 31, 2007) and a total of £42,318 million in debt securities issued and liabilities due to other banks (£43,635 million as of December 31, 2007). Of A&L’s total assets as of June 30, 2008, £52,283 million were comprised of loans and advances to customers (77.8% of which were comprised of mortgages) and £12,567 million were comprised of available-for-sale investment securities (28.9% of which were comprised of asset-backed and other structured securities). In the six months ended June 30, 2008, A&L recorded a loss attributable to ordinary shareholders of £24 million, while in the year ended December 31, 2007, A&L recorded profit attributable to ordinary shareholders of £257 million. As of June 30, 2008, A&L had 6,860 full-time employees, 254 branches and approximately 5 million customers.

On October 12, 2008, the Executive Committee of Santander agreed to inject capital into Abbey, fulfilling its agreed commitment to the UK government’s banking support scheme announced on October 8, 2008. The amount of capital to be invested was £1 billion, in line with the expectation indicated at the time the agreement with A&L was announced.

Acquisition of Bradford & Bingley plc’s distribution channels and retail deposits

On September 29, 2008, the United Kingdom’s Treasury announced the nationalization of Bradford & Bingley plc (“B&B”) and the transfer of B&B’s retail deposits in the United Kingdom and the Isle of Man (approximately £20 billion owned by approximately 2.7 million customers), branch network (197 retail branches and 141 agencies) and relevant employees to Abbey following a competitive sale process. Our total purchase price for the deposits, branch network and relevant employees was £612 million in cash (€767 million based on an exchange rate of €1.2535 per £1.00 on September 29, 2008).

B&B’s remaining assets (including its approximately £41 billion in mortgage loans) and liabilities were taken under public ownership by the United Kingdom’s Treasury.

As of October 10, 2008, our combined business in the United Kingdom, consisting of Abbey, A&L and B&B, had 1,286 branches dispersed across the United Kingdom, approximately 24 million customers and, we believe, a market share of approximately 10% of the United Kingdom’s total retail deposits.

Pending acquisition of 75.65% of Sovereign Bancorp, Inc.

On October 13, 2008, following the approval of our Executive Committee and the unanimous approval by the non-Santander directors of Sovereign, Santander and Sovereign announced their agreement on the terms of our acquisition of the 75.65% of Sovereign that we did not already own in a stock-for-stock transaction.

Under the terms of the definitive share purchase agreement, Sovereign shareholders will receive, subject to adjustment for certain dilutive events, 0.2924 Santander American Depositary Shares (“ADS”s) for every one share of Sovereign common stock they own (or one Santander ADS for, approximately, every 3.42 Sovereign shares). The Sovereign acquisition was expected to result in the issuance by Santander of approximately 147 million new shares, or approximately 2% of Santander’s share capital as of the date the acquisition was announced. The number of shares to be issued by Santander will now be adjusted under the terms of the definitive share purchase agreement to account for the dilution resulting from the New Shares being sold in this offering. Based on the closing price for Santander ADSs on October 10, 2008, the transaction was valued at approximately US$1.9 billion (or approximately €1.4 billion at an exchange rate of US$1.3471 per €1.00 on that date), or the equivalent of US$3.81 per Sovereign share.

The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the United States and Spain and the approval of both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favor of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favor of the transaction. The transaction is expected to close in the first quarter of 2009.

Sovereign is the parent company of Sovereign Bank, a financial institution principally focused on markets in the Northeastern United States. Sovereign Bank offers a broad array of financial services and products, including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. According to its filings with the SEC, in the nine months ended September 30, 2008, Sovereign recorded a net loss of US$754 million, while in the nine months ended September 30, 2007, Sovereign recorded net income of US$253.7 million. As of September 30, 2008, Sovereign had stockholders’ equity of US$7,340 million (US$6,992 million as of December 31, 2007), total assets of US$77,320 million (US$84,746 million as of December 31, 2007), US$43,123 million in deposits and other customer accounts (US$49,916 million as of December 31, 2007) and US$25,213 million in borrowings and other debt obligations (US$26,126 million as of December 31, 2007). Of Sovereign’s total assets as of September 30, 2008, US$56,677 million were comprised of loans held for investment (of which 31.9% were comprised of consumer loans secured by real estate) and US$8,605 million were comprised of investment securities available for sale (of which 35.8% were mortgage-backed securities). As of September 30, 2008, total non-performing loans were US$638.5 million or 1.12% of total loans compared to US$282.4 million or 0.49% at September 30, 2007. Sovereign’s allowance for credit losses at September 30, 2008 was US$957.9 million, a 52% increase from the allowance for credit losses of US$629.7 million at September 30, 2007. As of September 30, 2008, Sovereign Bank had 747 community banking offices, over 2,300 ATMs and approximately 12,000 employees.

Integration of Banco Real

Banco Real, which Santander acquired through the ABN AMRO acquisition, was previously accounted for under the equity method. Beginning in November 2008, Banco Real will become consolidated into Santander. For a description of the ABN AMRO acquisition, see “Item 4. Information on the Company — A. History and Development of the Company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — ABN AMRO Holding N.V.” in our 2007 Form 20-F.

As of June 30, 2008, Banco Real had stockholders’ equity of R$12,826 million (R$12,142 million as of December 31, 2007), total assets of R$163,468 million (R$159,547 million as of December 31, 2007), R$70,312 million in deposits (R$53,431 million as of December 31, 2007) and R$3,634 million in borrowings (R$6,051 million as of December 31, 2007).

As of June 30, 2008, Banco Real’s total non-performing loans were R$2,335 million or 3.2% of total loans compared to R$1,852 million or 2.8% of total loans at December 31, 2007. Banco Real’s allowance for credit losses at June 30, 2008 was R$3,543 million, a 13% increase from the allowance for credit losses of R$3,146 million at December 31, 2007.

Santander expects to invest approximately R$2.6 billion over the next two years in order to expand Banco Real’s network of branches.

Dividends

Santander has in the past distributed dividends on a quarterly basis and intends to continue doing so. Although it is the intention of the Board of Directors of Santander to maintain its cash-dividend pay-out policy of approximately 50% of ordinary profit, as of the date of this prospectus, no decision has been made on the amount of any future dividend payments. The New Shares will be entitled to such future dividends, if any are declared and paid.

Summary of the Offer

The Offer	We will grant rights to the holders of our existing ordinary shares to subscribe for New Shares. Each four rights entitle the holder thereof to subscribe for one New Share at the Subscription Price. Each holder of rights who exercises all of his or her rights may also submit a request to subscribe at the Subscription Price for Additional Shares that are not otherwise subscribed for pursuant to the exercise of rights. In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two business days starting on November 28, 2008. We refer to the issuance and exercise of the rights for New Shares and the offer and sale of the New Shares as to which rights have not been exercised, collectively, as the “Offer.” Only a portion of the New Shares will be offered in the United States.

The nominal amount of the increase in share capital through the issuance of the New Shares in the Offer, assuming all the New Shares are subscribed at the Subscription Price, is €799,405,940 (the “Capital Increase”).

Subscription Rights	Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on November 12, 2008 (as reflected in the book-entry records maintained by Iberclear and the Iberclear participants) entitles its holder to one right to subscribe for New Shares. Four rights are required to subscribe for one New Share at the Subscription Price. We will accept subscriptions for whole New Shares only and will round down any subscription submitted for fractional New Shares to the nearest whole number of New Shares. We will not issue fractional New Shares or cash in lieu of fractional New Shares. Accordingly, holders of rights will lose the value of any rights held by them in excess of the highest multiple of rights that will entitle them to whole New Shares unless they sell such rights. Holders of rights must pay the Subscription Price for the full amount of New Shares for which they are subscribing.

Subscription Price	The Subscription Price is €4.50 per ordinary share. The New Shares, par value €0.50, will be issued with a share premium of €4.00 per share. You must pay the Subscription Price in euros.

Subscription Rights with respect to Shares Represented By ADSs	Holders of American Depositary Shares, or ADSs, each representing one ordinary share, will not receive rights to subscribe for new ADSs. The rights with respect to ordinary shares represented by ADSs will be issued to the Depositary. On or after November 20, 2008, the Depositary will seek to sell the rights it receives with respect to ADSs in issuance at the close of business on November 19, 2008 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must instruct the Depositary prior to 2:00 p.m. (New York City time) on November 19, 2008 to cancel such ADSs and deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. Following receipt of a duly issued instruction in valid form, the Depositary will transfer such underlying shares and rights to such account on or about November 20, 2008. The Depositary will not deliver rights without delivering the corresponding shares and will not deliver the shares without the corresponding rights. Should you decide to so cancel any ADSs held by you, you will be solely responsible for providing a securities brokerage account in Spain that can accept the shares and rights for your benefit. Furthermore, you will be solely responsible for causing any actions to be taken with respect to those shares and rights, including the timely exercise or sale of the rights. Neither Santander, the Depositary nor any of their respective agents (including, without limitation, the custodian for the Depositary) assumes any responsibility for the required securities brokerage account in Spain or for the execution of any such actions.

Preemptive Subscription Period	From November 13, 2008 until close of business in Madrid, Spain on November 27, 2008, the rights expiration date. We refer to such period as the “Preemptive Subscription Period.” The Preemptive Subscription Period cannot be extended.

Transferability and Listing of Rights	Any holder of rights may transfer its rights to others. Rights are approved for listing on the Spanish Stock Exchanges and for quotation on the Automated Quotation System during the Preemptive Subscription Period. Rights are also approved for listing on the Buenos Aires stock exchange and are expected to be listed on Euronext Lisbon during all or part of such period. The rights will not be eligible to trade on any securities exchanges in the United States. There is no established trading market for the rights. We cannot assure holders of rights that a market for the rights will develop, as to how long it will continue or at what prices the rights will trade. Therefore, we cannot assure holders of rights that they will be able to sell any of the rights that they hold.

Procedure for Exercising Rights	In order to exercise the subscription rights, holders of rights must contact the Iberclear participant in whose book-entry registry their subscription rights are registered and follow such participant’s instructions with respect to the proper and timely exercise of rights. Concurrently with the exercise of rights (i.e., at the time of making the subscription order), holders of rights must deliver full payment of the Subscription Price to the Iberclear participant through which they place their subscription order.

If holders of rights do not hold shares directly through an Iberclear participant but through a securities intermediary, such holders will need to have such securities intermediary act for them if they wish to exercise or sell their rights. In such case, such holders should contact the securities intermediary through whom they hold the shares and instruct that intermediary as to the exercise or sale of the rights associated with their shares in such format and by such time as such intermediary may request.

The exercise of rights is irrevocable and unconditional and may not be canceled or modified. Rights that are not exercised as described above will expire without any payment to the holders of these unexercised rights.

Rights to Subscribe for Additional Shares	During the Preemptive Subscription Period, holders of rights may request to subscribe for Additional Shares in the event that, at the expiration of the Preemptive Subscription Period, there exist New Shares as to which rights have not been exercised (the “Surplus Shares”). Such subscription request for Additional Shares should be made to the Iberclear participant in whose book-entry registry their subscription rights are registered at the time of exercising their subscription rights. The allocation of Additional Shares will take place on the first business day following the date of expiration of the Preemptive Subscription Period (the “Additional Shares Allocation Period”). The Additional Shares Allocation Period is expected to take place on November 28, 2008. On such date, Santander Investment, S.A. (the “Agent”) will determine the number of Surplus Shares, if any, and will allocate such shares to the holders of rights that (i) have exercised all their rights registered at the Iberclear participant through which the subscription rights are exercised and (ii) have requested Additional Shares during the Preemptive Subscription Period. If the number of Additional Shares requested exceeds the number of Surplus Shares, such allocation will be effected pro rata in proportion to the number of Additional Shares requested, using for such purpose the percentage that the Additional Shares requested by each subscriber represents in respect of the total number of Additional Shares requested. See “The Offer — Subscription Periods — Additional Shares Allocation Period.”

Holders of rights must deliver full payment of the Subscription Price for each New Share allocated during the Additional Shares Allocation Period no later than the fourth trading day following the expiration of the Preemptive Subscription Period. In each case, payment shall be made through the Iberclear participants to whom requests for Additional Shares were made. The requests for Additional Shares that are not paid for as described above shall be deemed not to have been made. Iberclear participants may request that subscribers advance the Subscription Price of the requested Additional Shares at the time such subscriber requests such Additional Shares. See “The Offer — Method and Time Periods for Payment and Delivery — New shares allocated during the Additional Shares Allocation Period.”

The request for Additional Shares is irrevocable and unconditional and may not be canceled or modified.

Discretionary Allocation Period for Unsubscribed New Shares	Any New Shares that have not been subscribed for during the Preemptive Subscription Period or allocated to those holders of rights that have requested Additional Shares (collectively, the “Discretionary Shares”) will be allocated to certain requesting investors at our discretion during the Discretionary Allocation Period, which is a period of two business days starting on the first business day after the expiration of the Preemptive Subscription Period.

The investors to whom we may allocate Discretionary Shares are persons who have the status of (i) QIBs in the United States, as defined in Rule 144A promulgated under the Securities Act, (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the New Shares do not require registration or approval. The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the registration statement of which the accompanying prospectus is a part. The allocation of New Shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act.

The Discretionary Allocation Period is expected to commence on November 28, 2008. If the Discretionary Allocation Period is commenced, we may reject or accept, in whole or in part, at our discretion, any requests to subscribe for New Shares received during the Discretionary Allocation Period. We may, however, not reject a request if, as a result, the Underwriters will be required to subscribe for New Shares. We may jointly decide with Merrill Lynch International, Banc of America Securities Limited, Credit Suisse Securities (Europe) Limited and Santander Investment, S.A., in their capacity as Joint Bookrunners (the “Joint Bookrunners”), to shorten the Discretionary Allocation Period at any time if all the New Shares have been subscribed for. See “The Offer — Subscription Periods — Discretionary Allocation Period.”

If, upon the expiration of the Additional Shares Allocation Period, there are any Discretionary Shares, the Joint Global Coordinators (excluding Santander Investment, S.A.) may agree that the Underwriters will subscribe for the full amount of Discretionary Shares, in their own name and on their own behalf, in proportion to their underwriting commitments and at the Subscription Price, hence completing the Capital Increase.

Underwriters	The Underwriters have committed to subscribe, at the Subscription Price, for any New Shares not otherwise subscribed at the end of the Discretionary Allocation Period. In addition, to the extent that they hold rights, the Underwriters may also subscribe for New Shares during the Preemptive Subscription Period and the Additional Shares Allocation Period. The number of shares the Underwriters are committed to subscribe for equals the number of New Shares contemplated to be issued pursuant to this Offer, less the number of New Shares acquired by shareholders or other investors during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Allocation Period.

The obligations of the Underwriters are subject to various conditions. Banc of America Securities Limited, Merrill Lynch International and Santander Investment, S.A. serve as Joint Global Coordinators (the “Joint Global Coordinators”) pursuant to the underwriting agreement between us and the Underwriters. Our obligation to issue the New

Shares pursuant to the exercise of rights and the request for Additional Shares is not contingent upon the subscription by the Underwriters for the unsubscribed New Shares. However, in the event the underwriting agreement is terminated early or the conditions precedent have not been fulfilled, any subscriptions during the Discretionary Allocation Period would be rendered ineffective. See “Underwriting.”

Listing of New Shares	Our ordinary shares are, and we expect that the New Shares will be, listed on each of the Spanish Stock Exchanges and quoted on the Automated Quotation System. Our ordinary shares are also, and we expect that the New Shares also will be, listed on the London, Milan, Buenos Aires and Mexico stock exchanges and on Euronext Lisbon.

Registration of New Shares	We will register the New Shares in the books and records of Iberclear as soon as practicable after the Capital Increase has been declared completed and subscribed for and the corresponding notarial deed evidencing the Capital Increase has been registered with the Commercial Registry of Santander, Spain (the “Commercial Registry”). See “The Offer — Delivery and Admission to Trading in Spain of the Shares.”

Taxation	Spanish Tax Considerations

The receipt and exercise of the rights by non-Spanish tax residents are not considered taxable events under Spanish laws. However, if the rights are transferred, the proceeds obtained as a result of such transfer will reduce the acquisition cost for tax purposes of the shares to which they pertain. Any excess over such acquisition cost generally will be subject to Spanish taxes.

Dividend distributions on and capital gains derived from the transfer of ordinary shares or ADSs held by non-Spanish tax residents generally will be subject to Spanish taxes, which in the case of dividends will be withheld at source. Reduced tax rates or exemptions may be available under the provisions of any applicable convention for the avoidance of double taxation entered into between Spain and the non-Spanish resident’s country of tax residence, including the tax treaty signed between Spain and the U.S.

See “Taxation — Spanish Tax Considerations.”

U.S. Federal Income Tax Considerations

The receipt and exercise of the rights by a U.S. holder of ordinary shares pursuant to the rights offering will generally not be taxable events for U.S. federal income tax purposes. Any gain or loss recognized on the sale of rights will be capital gain or loss. In the case of a U.S. holder of ADSs, the receipt of cash by such holder will be treated as a distribution of the rights to the U.S. holder, followed immediately by a sale of those rights by such U.S. holder to purchasers in the secondary market for cash. The distribution of rights will be treated as a non-taxable distribution and any gain or loss realized on the subsequent sale will be capital gain or loss. It is expected that distributions on ordinary shares generally will be reported to U.S. holders as dividends and will be in an amount equal to the U.S. dollar value of the euros received. Gain or loss realized by a U.S. holder on the sale or exchange of ordinary shares will generally be subject to U.S. federal income tax as capital gain or loss.

See “Taxation — Material U.S. Federal Income Tax Considerations.”

Dilution	In order to capture the value of the rights, the holder must exercise such rights as described above or sell such rights. If holders of rights do not exercise all of the rights allocated in respect of their holding of ordinary shares, the value of their holding of our ordinary shares or ADSs will be diluted. See “Dilution.”

Risk Factors	See “Risk Factors” beginning on page S-15 as well as in the documents incorporated by reference in this prospectus for a discussion of certain factors relating to us, our business and an investment in our rights and ordinary shares.

Information Agent Helpline for Shareholders and Investors in the United States	D.F. King & Co., Inc.

Banks and brokers call: 1-212-269-5550

All others call toll-free: 1-800-290-6429

Timetable for the Offer	Anticipated timetable for the Offer:

Action	Estimated date

Record Date	November 12, 2008

Commencement of Preemptive Subscription Period	November 13, 2008

End of Preemptive Subscription Period	November 27, 2008

Additional Shares Allocation Period	November 28, 2008

Commencement, if applicable, of the Discretionary Allocation Period	November 28, 2008

End, if applicable, of the Discretionary Allocation Period	December 1, 2008

Payment by the Iberclear participants for the New Shares subscribed during the Preemptive Subscription Period and the Additional Shares as well as payment by the Underwriters for the Discretionary Shares	December 3, 2008

Effect Capital Increase	December 3, 2008

Execution of the notarial deed evidencing the Capital Increase	December 3, 2008

Action	Estimated date

Registration of the notarial deed evidencing the Capital Increase with the Commercial Registry	December 3, 2008

Assignment by Iberclear of the registration references for the New Shares	December 3, 2008

Instructions by the Underwriters to transfer the Discretionary Shares to the investors who subscribed for such shares (the “Special Transaction”)	December 3, 2008

Listing on the Spanish Stock Exchanges of the New Shares begins	December 4, 2008

Settlement of the Special Transaction	December 8, 2008

Delays in the actions described above may occur, and if so, will be reported as a significant event (hecho relevante) to the CNMV promptly after such delay occurs.

Risk Factors

We have set forth risk factors in our 2007 Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain risk factors that relate to recent events and others that relate specifically to the securities offered hereby. We may include further risk factors in subsequent reports on Form 6-K incorporated by reference in this prospectus. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to the Current Financial Crisis

We are vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.

In recent months, there have been runs on deposits at several financial institutions and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or “swap lines”).

In an attempt to prevent the failure of the financial system, the U.S. and European governments have intervened on an unprecedented scale. In the United States, the federal government is taking equity stakes in several financial institutions, has announced a program to guarantee the short-term and certain medium-term debt of financial institutions, has increased consumer deposit guarantees and has brokered the acquisitions of certain struggling financial institutions, among other measures. In the United Kingdom, the government has taken substantial equity interests in some of the country’s largest banks and has announced a preferred equity program open to all financial institutions and a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. In Spain, the government has increased consumer deposit guarantees, announced a program to guarantee the debt of certain financial institutions, proposed a program of direct lending to certain financial institutions against collateral and announced plans to purchase assets from financial institutions. There is no assurance that these measures will successfully alleviate the current financial crisis. In addition, some of these measures could lead to increased government ownership and control over financial institutions and further consolidation in the financial industry, all of which could adversely affect our business, financial condition and results of operations. Furthermore, any material government equity investment in us could have a significant dilutive effect on the value of our ordinary shares.

Despite the extent of the aforementioned intervention, global investor confidence remains low and credit remains relatively scarce. In addition, the world’s largest developed economies, including Spain, the United Kingdom and the United States, are widely considered to be in the midst of, or about to enter, economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on our interest margins. An economic downturn, especially in Spain, the United Kingdom, the United States and certain Latin American countries, would also result in a general reduction in business activity and a consequent loss of income for us.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn further increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In a context of continued market turmoil, economic recession and increasing unemployment coupled with declining consumer spending, the value of assets collateralizing our secured loans, including homes and other real estate, could decline significantly, which could result in impairment of the value of our loan assets. Moreover, in the quarter ended September 30, 2008, we already began to experience an increase in our non-performing loan ratios, a deterioration in asset quality and a slowdown in business volumes. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. These liquidity concerns have had, and may continue to have, a chilling effect on inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. Despite the risk control measures we have in place, a default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Increased regulation of the financial services industry could increase our costs and result in lower profits.

As a result of the current financial crisis and ensuing government intervention, it is widely anticipated that there will be a substantial increase in government regulation of the financial services industry, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel proposals for new regulatory initiatives, such as mandating the renegotiation of residential mortgages for defaulting borrowers in the United States, abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loan or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

Our exposure to Spanish and U.K. real estate markets makes us more vulnerable to adverse developments in these markets.

As mortgage loans are one of our principal assets, comprising 51% of our loan portfolio as of September 30, 2008, we are currently highly exposed to developments in real estate markets, especially in Spain and the United Kingdom. In addition, we currently have exposure to certain real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. In 2008, as economic growth came to a halt in Spain and the economy began to contract in the United Kingdom, retail interest rates continued to increase, housing oversupply persisted, unemployment continued to increase and demand continued to decrease in both countries, home prices have begun declining while mortgage delinquencies have increased. As a result, our non-performing loan ratio increased from 0.86% at December 31, 2006 to 1.06% at December 31, 2007 to 1.78% at September 30, 2008. These trends, especially higher interest and unemployment rates coupled with declining real estate prices, could have a significant adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Recent Acquisitions

We may incur unanticipated losses related to our recent acquisitions.

We have recently acquired or have agreed to acquire certain financial institutions, including A&L, and most recently Sovereign. We have also recently acquired the retail deposits, branch network and related employees of B&B. Our assessment of these acquisitions, especially A&L and B&B, is based on limited and potentially inexact information and on assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. The aforementioned financial institutions have been adversely affected by the current financial crisis and in some cases, principally A&L, have portfolios of securities that have suffered losses and could decline meaningfully in value. There can be no assurances that these institutions will not incur substantial further losses or that we will not be exposed to currently unknown liabilities resulting from these acquisitions. Any such losses or liabilities could have a material adverse effect on our business, financial condition and results of operations.

We may fail to realize the anticipated benefits of our recent acquisitions.

The success of our recent acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining our business with the businesses of Sovereign, A&L and B&B. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of each company to maintain relationships with clients, customers or employees. In addition, these businesses are currently run by management and employees who have not previously been exposed to our business culture or philosophy. Our efforts to integrate these companies are also likely to divert management attention and resources. If we take longer than anticipated or are not able to integrate the aforementioned businesses, the anticipated benefits of our recent acquisitions may not be realized fully or at all, or may take longer to realize than expected.

Risks Relating to our Credit Rating

Any reduction in our credit rating could increase our cost of funding and adversely affect our interest margins.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally. While our long-term debt is currently rated investment grade by the major rating agencies, following our announcement of our proposed acquisition of Sovereign, Fitch Ratings Ltd. lowered our outlook to negative until all the necessary approvals relating to this acquisition have been received and they can better assess the scope of the risks of integration. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks. Our failure to maintain those ratings and outlooks could increase the cost of our funding and adversely affect our interest margins.

Risks Related to the Offer

No prior market exists for the rights and Santander cannot assure holders of rights that an active trading market will develop for the rights or that there will be sufficient liquidity for such rights.

The rights to subscribe for New Shares offered hereby do not have an established trading market. Although the rights to subscribe for the ordinary shares offered hereby will be listed and traded on the Spanish Stock Exchanges and through the Automated Quotation System during the Preemptive Subscription Period, and the rights will also be listed and traded on the Buenos Aires stock exchange and are expected to be listed and traded on Euronext Lisbon during a shorter period within the Preemptive Subscription Period, Santander cannot assure holders of rights that an active trading market for the rights will develop on such stock exchanges during such period, or that there will be sufficient liquidity for such rights during such period. The rights to subscribe for New Shares will not be listed or tradable on any securities exchange or trading system in the United States.

The price of our ordinary shares may decline before or after the expiration of the rights offering.

Given that the trading price of the rights depends on the price of our ordinary shares, a significant decline in the trading price of our ordinary shares would negatively affect the trading price of the rights. In addition, we cannot assure holders of rights that the trading price of our ordinary shares will not decline below the Subscription Price after such holders elect to exercise their rights. If that occurs, such holders will have committed to buy the New Shares at a price above the prevailing market price, and such holders will suffer an immediate unrealized loss as a result. Moreover, we cannot assure holders of rights that following the exercise of rights they will be able to sell their shares at a price equal to or greater than the Subscription Price.

The underwriting agreement between Santander and the Underwriters provides that such agreement may be terminated in certain limited circumstances. The underwriting commitment by the Underwriters is also subject to certain customary conditions precedent.

The underwriting agreement between Santander and the Underwriters may be terminated by Santander or by the unanimous decision of the Joint Bookrunners (excluding Santander Investment, S.A.) upon the occurrence of, among other things, an event of force majeure. In addition, the underwriting agreement is subject to certain customary conditions precedent. Because the exercise of the rights and the request for Additional Shares will be irrevocable upon such exercise or request and may not be cancelled or modified after such time, holders of rights who have exercised the rights they hold and holders of rights who requested Additional Shares will be required to complete their purchase of New Shares even if the underwriting agreement is terminated or if the conditions precedent are not fulfilled. If the underwriting agreement is terminated or if the conditions precedent are not fulfilled, subscriptions for New Shares made in the Discretionary Allocation Period will be rendered ineffective.

Early termination of the underwriting agreement shall be announced by Santander by means of a significant event notice (hecho relevante) promptly after its occurrence.

A delay in commencement of listing of the New Shares would affect the liquidity of such shares and would prevent the sale thereof until they are admitted to listing.

The Bank will request that the New Shares be admitted to trading on the Spanish Stock Exchanges through the Automated Quotation System and on those foreign stock exchanges that list ordinary shares of the Bank.

The Bank expects, but cannot assure you, that the New Shares will be admitted to trading on the Spanish Stock Exchanges through the Automated Quotation System within three trading days from the registration of the New Shares as book-entries in the records of Iberclear and, in any event, within a maximum period of five trading days from the date on which its Board of Directors (or the Executive Committee acting by delegation) declares that the Capital Increase pursuant to which the New Shares will be issued has been completed.

The Bank expects, but cannot assure you, that the New Shares will be admitted to trading on the London stock exchange on the same date as the New Shares are admitted to trading on the Spanish Stock Exchanges and on Euronext Lisbon on the business day immediately following such date.

A delay in the commencement of listing of the New Shares would affect the liquidity of the New Shares and prevent the sale of such shares on the stock exchange until they are allowed for listing.

The trading price of the ordinary shares of Santander may be volatile.

The trading price of the ordinary shares of Santander may be volatile. Factors such as changes in the results of operations of the Bank, negative publicity, changes in the recommendations of securities analysts regarding the Bank or in the global conditions of the financial or securities markets or in the sectors in which Santander operates could have a negative effect on the trading price of the Bank’s ordinary shares.

Furthermore, in recent months, the securities markets in Spain and throughout the world have experienced significant volatility in terms of the trading volume and trading prices of securities. This volatility could negatively affect the trading price of the ordinary shares of Santander, regardless of its financial position or results of operations. During the 30 days preceding the date of this prospectus supplement, Santander’s average daily share price volatility was approximately 80%.

Rights that are not exercised prior to the end of the Preemptive Subscription Period will expire valueless without any compensation, and shareholders who do not exercise their rights will see their interest in the Bank’s capital diluted by up to 20% of their current equity interest.

The Preemptive Subscription Period is expected to commence on November 13, 2008 and expire at the close of business in Madrid, Spain on November 27, 2008. Any rights unexercised at the end of the Preemptive Subscription Period will expire valueless without any compensation. Furthermore, the consideration received by shareholders or other investors who elect to sell their rights prior to the expiration of the Preemptive Subscription Period may not be sufficient to fully compensate them for the dilution of their percentage ownership of our ordinary shares that may result from the rights offering. As this is an issuance of New Shares of Santander, those shareholders who do not exercise their rights will see their interest in the Bank’s capital diluted by up to 20% of their current equity interest upon subscription of all New Shares.

The sale on the market of a substantial number of the Bank’s ordinary shares after the Capital Increase, or the perception that such sales might occur, may negatively affect the trading price of the ordinary shares of Santander.

The sale on the market of a substantial number of the Bank’s ordinary shares after the Capital Increase, or the perception that such sales might occur, may negatively affect the trading price of the ordinary shares of Santander.

The rights must be exercised through the Iberclear participant in whose book-entry registry such rights are registered, and New Shares must be paid for in euros.

The rights must be exercised through the Iberclear participant in whose book-entry registry such rights are registered. This Iberclear participant is located in Spain and payments must be made in euros to such Iberclear participant. As a result, it may be difficult for our shareholders and investors outside Spain to exercise the rights they hold, request for any Additional Shares and pay the Subscription Price in respect thereof.

It may be difficult for investors outside Spain to serve process on or enforce foreign judgments against Santander in connection with the Offer.

Santander is incorporated in Spain. As a result, it may be difficult for investors outside Spain to serve process on or enforce foreign judgments against Santander in connection with the Offer. See “Enforcement of Civil Liabilities Against Foreign Persons” in the accompanying prospectus.

Purpose of the Capital Increase and Use of Proceeds

The purpose of the Capital Increase is to strengthen our capital structure. Our capital management efforts are aimed at maintaining an adequate level of solvency and a surplus of capital in an amount sufficient to enable the growth of our balance sheet. In addition, our capital management efforts are also focused on reducing our cost of capital and contributing to an adequate return for our shareholders. In this regard, we modify our capital structure from time to time using the instruments we believe to be most appropriate.

The chart below sets forth our BIS II, Tier 1 (before deductions which mainly correspond to our interest in RFS Holdings, the entity which held (as of September 30, 2008) the businesses we acquired from ABN AMRO) and Core Capital ratios as of September 30, 2008 and as adjusted to reflect the Capital Increase:

		Tier 1 (before
	BIS II ratio	deductions)	Core capital

September 30, 2008	11.42%	7.89%	6.31%

After the Capital Increase(1)	12.79%	9.26%	7.68%

(1)	After giving effect to the subscription and payment of the entire Capital Increase, and the payment of the estimated amount of dividends payable with respect to the New Shares and the estimated costs of the Offer.

The expected impact from the acquisition of Sovereign will be -20 basis points in Core Capital, -30 basis points in Tier 1 and -38 basis points in the BIS II ratio.

As a result of the continuing volatility in capital markets and general economic weakness, the general perception in the banking industry is that the financial sector should operate with higher capital ratios. To date, Santander had set a target for its core capital ratio of approximately 6%. However, under current circumstances, Santander believes it appropriate to set a new core capital ratio target at approximately 7%. To achieve this target, Santander resolved to carry out this Capital Increase in addition to continuing with its previously announced strategy of selling non-strategic assets.

Assuming the New Shares are fully subscribed at the Subscription Price, the gross proceeds of the Offer are expected to be €7,194,653,460 and the net proceeds, after deduction of commissions, fees and estimated expenses of approximately €259 million, are expected to be approximately €6,936 million. We intend to use the net proceeds from the Offer for general corporate purposes.

Selected Interim Financial Information

The following financial information has been selected from Santander’s consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, Santander’s consolidated financial statements included in its 2007 Form 20-F and the interim consolidated financial statements for the nine months ended September 30, 2008 and 2007 included in Santander’s Report on Form 6-K filed on November 10, 2008 (the “interim consolidated financial statements”), both of which are incorporated by reference herein. Santander’s consolidated financial information has been prepared according to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. For a reconciliation of Santander’s net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis for the six months ended June 30, 2008 and 2007, see Santander’s Report on Form 6-K filed on October 29, 2008 (the “June 2008 6-K”) which is incorporated by reference herein and which contains Santander’s results of operations, financial statements and other disclosures relating to the six months ended June 30, 2008 and 2007. Note 16 to the consolidated financial statements set forth in the June 2008 6-K contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.

The format of the selected financial information presented below differs with respect to the presentation criteria of certain items and types of income from the format of the financial statements included in our 2007 Form 20-F, because the selected financial information set forth below was prepared in accordance with the new models contained in Spanish National Securities Market Commission Circular 1/2008. See “— Changes in Classifications.” Santander’s interim consolidated financial statements reflect all adjustments that it believes are necessary to present such information fairly for the nine months ended September 30, 2007 and 2008. Its results for the nine months ended September 30, 2008 are not necessarily indicative of what its results will be for the full year or any other period.

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008	2007
	(in thousands of euros, except percentages and per share data)

Consolidated Income Statement Data
Interest and similar income	46,312,706	37,239,602	33,827,323	17,915,307	39,304,927	33,768,050
Interest expense and similar charges	(31,359,417)	(25,118,665)	(23,477,278)	(10,741,775)	(26,705,454)	(22,702,246)
Interest income/(charges)	14,953,289	12,120,937	10,350,045	7,173,532	12,599,473	11,065,804
Income from equity instruments	422,618	412,714	335,576	388,876	402,385	364,481
Share of results of entities accounted for using the equity method	441,457	426,921	619,157	448,220	800,407	248,428
Fee and commission income	9,479,986	8,288,580	7,153,947	5,417,676	7,254,521	7,071,191
Fee and commission expense	(1,439,811)	(1,264,385)	(1,092,751)	(866,923)	(1,025,111)	(1,049,617)
Gains/losses on financial assets and liabilities (net)	2,331,696	2,062,471	1,457,847	728,878	2,293,436	1,673,839
Exchange differences (net)	650,734	96,635	76,513	361,465	30,088	466,420
Other operating income	6,741,246	6,076,845	3,355,378	2,968,389	7,187,735	5,241,955
Other operating expenses	(6,503,829)	(5,839,785)	(3,058,935)	(2,891,193)	(7,025,093)	(5,092,606)
Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920	22,517,841	19,989,895
Administrative expenses	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)	(8,438,408)	(8,089,238)
Personnel expenses	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)	(5,024,217)	(4,790,965)
Other general expenses	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)	(3,414,191)	(3,298,273)
Depreciation and amortization	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)	(919,364)	(955,904)
Provisions (net)	(1,023,563)	(1,079,337)	(1,807,381)	(1,103,287)	(1,020,503)	(490,118)
Impairment losses on financial assets (net)	(3,502,604)	(2,480,993)	(1,636,923)	(1,615,647)	(4,005,067)	(2,398,346)
Profit/(loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742	8,134,499	8,056,289
Impairment losses on other assets (net)	(1,548,610)	(20,781)	(154,475)	(81,402)	(28,758)	(24,047)

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008	2007
	(in thousands of euros, except percentages and per share data)

Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,815,867	352,120	1,379,554	200,649	75,160	53,464
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	642,974	959,162	1,061,696	740,735	721,964	606,460
Profit/loss before tax	11,175,241	8,995,386	7,660,897	4,355,724	8,902,865	8,692,166
Income tax	(2,335,686)	(2,254,598)	(1,241,830)	(491,922)	(1,587,303)	(1,807,653)
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802	7,315,562	6,884,513
Profit from discontinued operations (net)	796,595	1,504,965	330,703	132,432	4,130	98,998
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234	7,319,692	6,983,511
Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870	6,935,196	6,571,803
Profit attributable to minority interests	575,892	649,806	529,666	390,364	384,496	411,708
Per Share Information:
Average number of shares (thousands)(1)	6,341,771	6,248,376	6,240,611	4,950,498	6,669,192	6,238,875
Basic earnings per share (in euros)	1.4287	1.2157	0.9967	0.7284	1.0399	1.0534
Basic earnings per share continuing operation (in euros)	1.3170	1.0127	0.9599	0.7142	1.0394	1.0412
Diluted earnings per share (in euros)	1.4139	1.2091	0.9930	0.7271	1.0347	1.0363
Dividends paid (in euros)(2)	0.65	0.52	0.42	0.33	0.14	0.12
Dividends paid (in US$)(2)	0.96	0.65	0.49	0.39	0.19	0.17

					Nine Months
					Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008
	(in thousands of euros, except percentages and per share data)

Total assets	912,914,971	833,872,715	809,106,914	664,486,300	953,034,782
Loans and advances to credit institutions(3)	57,642,604	69,757,056	66,127,043	60,895,933	81,018,504
Loans and advances to customers (net)(3)	571,098,513	527,035,514	439,109,692	390,078,751	577,247,918
Investment Securities(4)	132,035,268	136,760,433	203,938,360	138,753,764	108,349,960
Investments: Associates	15,689,127	5,006,109	3,031,482	3,747,564	15,319,190
Liabilities
Deposits from central banks and credit institutions(5)	112,897,308	113,038,061	148,624,811	83,750,339	122,229,202
Customer deposits(5)	355,406,519	330,947,770	305,631,794	285,710,616	372,308,037
Debt securities(5)	233,286,688	203,742,817	148,829,300	113,838,603	236,881,499

					Nine Months
					Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008
	(in thousands of euros, except percentages and per share data)

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares(6)	16,742,134	11,186,480	8,973,699	9,369,939	16,499,189
Secured Subordinated debt	—	—	—	508,039	—
Other Subordinated debt	11,666,663	12,399,771	13,016,989	12,300,178	10,924,582
Preferred securities(6)	7,261,382	6,836,570	6,772,768	5,292,016	7,151,193
Preferred shares(6)	522,558	668,328	1,308,847	2,124,222	497,788
Minority interest (including net income of the period)	2,358,269	2,220,743	2,848,223	2,085,316	2,527,345
Stockholders’ equity(7)	55,199,882	44,851,559	39,778,476	34,414,942	53,799,586
Total capitalization	93,750,888	78,163,451	72,699,002	66,094,652	91,399,683
Stockholders’ Equity per Share(7)	8.70	7.18	6.37	6.95	8.07
Other managed funds
Mutual funds	119,210,503	119,838,418	109,480,095	97,837,724	97,255,664
Pension funds	11,952,437	29,450,103	28,619,183	21,678,522	11,172,484
Managed portfolio	19,814,340	17,835,031	14,746,329	8,998,388	18,259,755
Savings-insurance policies	9,008,968	6,384,994	15,145,607	16,843,995	11,260,193
Total other managed funds	159,986,248	173,508,546	167,991,214	145,358,629	137,948,096
Consolidated Ratios
Profitability Ratios:
Return on average total assets (ROA)	1.10%	1.01%	0.91%	1.01%	1.08%
Return on average stockholders’ equity (ROE)	21.91%	21.39%	19.86%	19.74%	18.12%
Capital Ratio:
Average stockholders’ equity to average total assets	4.71%	4.36%	4.24%	4.62%	5.63%
Ratio of earnings to fixed charges(8)
Excluding interest on deposits	1.64%	1.74%	1.74%	1.81%	1.64%
Including interest on deposits	1.34%	1.34%	1.30%	1.37%	1.32%
Credit Quality Data
Allowances for impaired assets (excluding country risk)	9,302,230	8,626,937	7,902,225	6,813,354	11,035,213
Allowances for impaired assets as a percentage of total loans	1.60%	1.61%	1.77%	1.72%	1.88%
Impaired assets(9)	6,178,655	4,607,547	4,341,500	4,114,691	10,476,368
Impaired assets as a percentage of total loans	1.06%	0.86%	0.97%	1.04%	1.78%
Allowances for impaired assets as a percentage of impaired assets	150.55%	187.23%	182.02%	165.59%	105.33%
Net loan charge-offs as a percentage of total loans	0.46%	0.34%	0.23%	0.16%	0.43%

(1)	Average number of shares have been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.

(2)	Dividends paid during the nine months ended September 30, 2008 and 2007 include the first interim dividend for 2008 and 2007, respectively, which were paid in August of the relevant year.

(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading,” “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in Santander’s interim consolidated financial statements.

(4)	Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading,” “Other financial assets at fair value through profit or loss,” “Available-for-sale financial assets” and “Loans and receivables” as stated in Santander’s interim consolidated financial statements.

(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading,” “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost.”

(6)	In its consolidated financial statements preferred securities and preferred shares are included under “Financial liabilities at amortised cost” within “Subordinated liabilities.”

(7)	Equals the sum of the amounts included at the end of each period as “Own funds” and “Valuation adjustments” as stated in its consolidated financial statements. Santander has deducted the book value of treasury stock from stockholders’ equity.

(8)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(9)	Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company — B. Business Overview — Financial Management and Equity Stakes — Classified Assets — Bank of Spain Classification Requirements” in its 2007 Form 20-F.

Changes in Classifications

The format of the consolidated balance sheet data, consolidated income statement data, consolidated statement of recognized income and expense data and consolidated cash flow statement data presented above differs from the presentation criteria of Santander’s consolidated financial statements included in its Form 20-F for the year ended December 31, 2007, because the selected financial information set forth above was prepared in accordance with the models contained in Spanish National Securities Market Commission Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by Santander in its financial statements for 2008 and that conform to the International Financial Reporting Standards as issued by the IASB. Pursuant to IAS 1, the comparative figures were reclassified.

The differences, which mainly apply to the income statement, are as follows:

	Year Ended December 31,
Previous format:	2007	2006	2005	2004
	(in thousands of euros)

Net interest income	15,295,126	12,479,796	10,659,377	7,555,432
Gross income	27,068,469	22,333,170	19,075,556	13,789,277
Net operating income	14,815,693	11,217,740	8,764,677	6,332,277
Profit before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit from continuing operation	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the year	9,636,150	8,245,753	6,749,770	3,996,234
Profit attributed to the Group	9,060,258	7,595,947	6,220,104	3,605,870
Profit attributed to minority interest	575,892	649,806	529,666	390,364

	Year Ended December 31,
New format:	2007	2006	2005	2004
	(in thousands of euros)

Interest income/(charges)	14,953,289	12,120,937	10,350,045	7,173,532
Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920
Profit/(loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742
Profit/(loss) before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234
a) Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870
b) Profit attributable to minority interests	575,892	649,806	529,666	390,364

—“Net Interest Income” has been replaced by a new income heading called “Interest Income/(Charges),” consisting of the difference between “Interest and Similar Income” and “Interest Expense and Similar Charges.” Interest income/(charges) also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately. “Interest Income/(Charges)” does not include income from equity instruments, which was previously included under “Net Interest Income.”

—The Insurance activity income is no longer presented on an aggregate basis but recognized, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.

—A new line item entitled “Gross Operating Income” replaces “Gross Income.” The new “Gross Operating Income” is similar to the former “Gross Income,” except that it includes other operating income and expenses, which were formerly not part of gross income, but does not include interest expense and financial charges from non-financial activities which are accounted for under net interest income.

—The “Sales and Income from the Provision of Non-Financial Services” and “Cost of Sales” line items have been eliminated and the items previously recognized thereunder are now recognized mainly under “Other Operating Income” and “Other Operating Expenses,” respectively.

—The balance previously recognized under “Impairment Losses (Net)” has been separated into two line items: “Impairment Losses on Financial Assets (Net),” which includes the net impairment losses on financial assets other than equity instruments classified as investments, and “Impairment Losses on Other Assets (Net),” which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.

—-The “Net Operating Income” line item has been replaced by “Profit/(Loss) from Operations.” The difference between the two line items is that the latter includes the finance income and costs from Santander’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions, none of which is included in the former.

—“Other Gains” and “Other Losses” have been replaced by the line items “Gains/(Losses) on Disposal of Assets not Classified as Noncurrent Assets Held for Sale” and “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations,” which include mainly the balances of the eliminated line items “Other Gains” and “Other Losses” mentioned above. Other gains and losses that were recognized in the eliminated line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.

Capitalization and Indebtedness

The following table shows the shareholders’ equity and capital accounts of the Group as of September 30, 2008 included in the Bank’s unaudited consolidated interim financial statements for the nine month period ended September 30, 2008 in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (i) on an actual basis and (ii) on an adjusted basis after giving effect to the Offer and the application of the net proceeds therefrom, assuming all rights to subscribe for ordinary shares are exercised. The information set forth in this section must be read in conjunction with the Bank’s interim consolidated financial statements as of September 30, 2008 included in our Report on Form 6-K, filed with the SEC on November 10, 2008, and incorporated by reference in this prospectus and, in any event, is subject in its entirety to the content of such unaudited consolidated interim financial statements.

	As of September 30, 2008
	Actual	As Adjusted
	(in millions of euros)

Outstanding indebtedness
Short-term indebtedness	43,762	43,762
Long-term indebtedness(1)	228,193	228,193
Of which: Preferred securities(2)	7,151	7,151
Preferred shares(2)	498	498
Total indebtedness	271,955	271,955
Stockholders’ equity
Shares, stated value €0.50 each(3)	3,127	3,926
Shares held by consolidated companies	(77)	(77)
Reserves	48,439	54,576
Dividends	(846)	(846)
Valuation adjustments	(3,779)	(3,779)
Net income attributed to the Group(4)	6,935	6,935
Total stockholders’ equity	53,799	60,735
Minority interest	2,527	2,527
Total capitalization and indebtedness	328,281	335,217

(1)	Includes all outstanding bonds, debentures and subordinated debt as of September 30, 2008.

(2)	Under IFRS, preferred securities and preferred shares are accounted for as subordinated debt. Nonetheless, for Bank of Spain regulatory capital purposes, both preferred securities and preferred shares are treated as Tier 1 capital instruments.

(3)	As of September 30, 2008, we had 6,254,296,579 ordinary shares outstanding and, as adjusted to give effect to the Capital Increase, we would have had 7,853,108,459 ordinary shares outstanding as of such date.

(4)	For the period from January 1, 2008 to September 30, 2008.

The following are the principal transactions by the Group affecting the capitalization of the Group after September 30, 2008:

•	As of November 1, 2008, we paid a second interim dividend on account of the earnings for fiscal year 2008 in a gross amount of €0.135234 per share and in an aggregate gross amount of approximately €846 million.

•	On October 10, 2008, we issued 140,950,944 new ordinary shares, in book-entry form, having a par value of fifty euro cents (€0.50) each with a premium of €10.73 per share, which increased our share capital to €3,197,623,761.50 and the number of our outstanding ordinary shares to 6,395,247,523.

Taxation

Spanish Tax Considerations

The discussion set out below summarizes certain material Spanish taxation considerations of the acquisition, ownership and disposition of New Shares and rights, as well as the exercise of rights, by shareholders who are resident or not resident in Spain for tax purposes. It is based on current Spanish law and practice, which are subject to change, possibly with retroactive effect.

The below description is intended as a general guide and applies only to holders of New Shares who are resident or not resident in Spain for tax purposes and who own, directly or indirectly, less than 25% of the voting stock of Santander.

This summary is not a complete analysis or description of all the possible tax considerations of the acquisition, ownership and disposition of New Shares and does not address all tax considerations that may be relevant to all categories of potential investors, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax considerations applicable to “look-through” entities.

Any holders of New Shares who are in any doubt as to their taxation position or obligations should consult their own professional advisors immediately.

This summary of certain material Spanish taxation considerations is for general information only and is not tax advice. Holders of New Shares are urged to consult their tax advisors with respect to the application of the Spanish tax law to their particular situations as well as any tax considerations arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty.

Indirect Taxation on the Acquisition and Transfer of the Securities

The acquisition and the subsequent transfer (if any) of the New Shares and rights will be exempt from Transfer Tax and Stamp Duty, and from Value Added Tax pursuant to Section 108 of the Spanish Securities Market Law and similar provisions of the laws governing such taxes.

Direct Taxation on the Ownership and Subsequent Transfer of the Securities

Shareholders who are Spanish Tax Residents

This section summarizes the Spanish tax treatment applicable both to shareholders who are Spanish residents and to those who, while not being residents, are subject to the Non-Resident Income Tax (“IRnR”) and act through a permanent establishment in Spain, as well as to individual investors resident in other European Union member States (provided they are not residents of a territory regarded as a tax haven under Spanish law and regulations) and also subject to the IRnR, who elect to pay taxes as payers of the Personal Income Tax (“IRPF”) pursuant to the provisions of section 46 of the Spanish Consolidated Text of the Non-Resident Income Tax Law (as defined below).

Legal entities resident in the Spanish territory pursuant to section 8 of the Spanish Consolidated Text of the Corporate Income Tax Law (“TRLIS”) and individuals resident in Spain for tax purposes, as defined in section 9.1 of Spanish Law 35/2006 of November 28 on Personal Income Tax and partially amending the Corporate Income Tax Law, the Non-Resident Income Tax Law and the Wealth Tax Law (the “IRPF Law”), as well as foreign residents who are members of Spanish diplomatic missions, Spanish consular offices or hold other official positions, within the meaning of section 10.1 of the above-mentioned law, will be deemed to be shareholders resident in Spain for such purposes, without prejudice to the provisions of any applicable Treaties for the Avoidance of Double Taxation (“DTT”) signed by Spain.

Individuals acquiring their tax residence in Spain as a result of their moving to Spanish territory may elect to pay IRPF or IRnR during the tax year in which the change of residence is made and the five following tax years, provided that the requirements established in section 93 of the IRPF Law are met.

Individuals

Personal Income Tax

Dividends

The following are treated as income from movable property (inter alia): dividends, fees for attending general shareholders’ meetings, returns derived from the creation or assignment of rights or powers of use and enjoyment of the New Shares that are the subject matter of the Offer and, in general, shares in the profits of Santander as well as any other profit received from Santander in their capacity as shareholders.

Income from movable property received by shareholders as a result of the ownership of the New Shares will be included in the savings taxable base of the fiscal year in which they are obtained by such shareholders as the net income that results from deducting administrative and deposit expenses, if any, from the gross amount thereof. Expenses incurred as a result of the discretionary and personalized management of the portfolio, however, are not deductible. Such income will be taxed at the fixed rate of 18% and no double taxation deduction will apply.

Dividends, fees for attending general shareholders’ meetings and shares in the profits of any Spanish entity (including Santander), as well as income deriving from any kind of assets, except the delivery of bonus shares, which, pursuant to the Bylaws or by decision of the relevant entity’s decision-making bodies, entitle the holders to participate in the profits of such entity (including Santander), shall be exempt from IRPF up to the amount of €1,500 per year. This limit shall apply to the aggregate amount of dividends and shares in profits received during the calendar year by the IRPF taxpayer in his or her capacity as shareholder or member of any kind of entity.

If a shareholder acquires New Shares within the two-month period prior to the date on which such dividends were paid, and subsequently transfers homogeneous securities within the two-month period after the date on which such dividends were paid, the above-mentioned exemption will not apply to such dividends.

Shareholders generally will be subject to an 18% IRPF withholding on the entire amount of the dividend distributed, without taking into account for such purpose the €1,500 exemption described above. Such withholding will be deductible from the IRPF net tax quota, which may entitle the payer to the refund set forth in Section 103 of the IRPF Law.

Capital Gains and Losses

Individual shareholders tax resident in Spain will be required to include in their savings taxable base for any year the aggregate amount capital gains, net of the amount of any capital losses. Any excess of capital gains over capital losses will be taxable to such holder at a rate of 18%.

Capital gain is computed as the excess of the transfer price (less any taxes or fees) of shares over the acquisition price (including any taxes or fees) of such shares. The transfer price of shares is the greater of (i) the listing price of such shares on the date the transfer occurs or (ii) the agreed price.

Capital gains arising from the transfer of New Shares will not be subject to withholding.

Any loss derived from the transfer of New Shares will not be considered to be capital loss if homogenous securities were acquired within the two-month period preceding or following the date of such transfer, unless and until the securities still held by the holder are transferred.

Subscription Rights

If a Spanish tax resident individual sells any rights received, the sale proceeds will reduce the acquisition cost of the shares to which they pertain. Any excess over the acquisition cost generally will be capital gain subject to tax at a 18% rate. The exercise of the rights generally will not be a taxable event under Spanish law.

Wealth Tax

On September 5, 2008, the Spanish Government presented to the Spanish Parliament a proposal to abolish the Spanish Wealth Tax. If passed by the Parliament, the proposal would enter into force as of January 1, 2008, and no Wealth Tax would be due as from fiscal year 2008.

The preceding paragraph notwithstanding, in accordance with the Spanish tax laws currently in force, shareholders who are individuals resident in Spain for tax purposes in accordance with the provisions of section 9 of the IRPF Law are subject to the Spanish Wealth Tax (“IP”) on their entire net worth as of December 31 of every year, regardless of where their property is located or the rights attached thereto may be exercised. Subject to specific regulations, if any, approved by each Autonomous Community, Spanish Law 19/1991 of June 6 sets forth a tax-exempt minimum amount of €108,182.18 for that purpose for the 2008 fiscal year, and a tax scale which marginal rates range between 0.2% and 2.5%.

Shareholders subject to Spanish tax whose net worth is higher than such tax-exempt minimum amount or those who, while not comprised in the above, own property or rights valued at more than €601,012.10 for year 2008 will be required to file an IP return. For such purpose, individuals who are tax resident in Spain, acquire the securities offered and have the obligation of filing an IP return must report the shares they hold as of December 31 of every year. The shares will be computed at their average quotation value during the fourth quarter of that year. The Ministry of Economy and Finance publishes such average quotation value every year.

Inheritance and Gift Tax

Generally, Spanish tax resident individuals who receive New Shares not for valuable consideration (i.e., by way of inheritance or gift) will be subject to the Inheritance and Gift Tax (“ISD”) pursuant to Spanish Law 29/1987 of December 18, subject to the specific rules, if any, approved by each Autonomous Community. The tax rate applicable to the taxable base ranges between 7.65% and 34%; once the gross tax payable has been obtained, certain multiplying coefficients apply thereon according to the pre-existing net worth of the taxpayer and to his or her degree of kinship with the deceased or donor, which may ultimately result in an effective tax rate ranging between 0% and 81.6% of the taxable base.

Corporate Income Tax

Dividends

Corporate Income Tax (“IS”) payers or taxpayers who, being subject to the IRnR, act in Spain through a permanent establishment, will be required to include in their taxable base the full amount of the dividends or shares in profits received as a result of the ownership of the New Shares subscribed for, as well as the expenses relating to their interest, as provided in section 10, et seq. of the Spanish Consolidated Text of the Corporate Income Tax Law (“LIS”) and shall generally pay taxes at the tax rate of 30%.

Provided none of the exclusions set forth in section 30 of the LIS applies, IS taxpayers will be entitled to a 50% credit on the gross tax payable corresponding to the tax base resulting from the dividends or shares in profits received, for which purpose the tax base will be deemed to be the gross amount thereof.

Such credit will be of 100% when, once all other requirements set forth in the LIS have been complied with, the dividends or shares in profits come from a direct or indirect interest of at least 5% of the share capital, and provided that such interest was continuously held in the year prior to the day on which the profit distributed is payable, or, in default thereof, that it is held for the time required to complete such one-year period.

In addition, IS taxpayers shall be subject to an 18% withholding on the full amount of the profit distributed, unless any of the exclusions from withholding established in current legislation are applicable to them; these include the possible application of the double taxation credit of 100% of the dividends received, in which case, provided the minimum one-year holding period has been complied with, no withholding tax will be made. The withholding made will be deductible from the IS tax quota and, if insufficient, will entitle the taxpayer to the refunds provided for in section 139 of the LIS.

Income Arising from the Transfer of the Securities

Profits or losses resulting from the transfer of shares, whether or not for valuable consideration, shall be included in the taxable base of IS taxpayers or IRnR taxpayers acting through a permanent establishment in Spain, in the manner described in section 10 et seq. of the LIS and shall be taxed generally at the tax rate of 30%.

Income derived from the transfer of the shares is not subject to withholding tax on account of IS.

In addition, as provided in section 30.5 of the LIS, the transfer of shares by IS taxpayers may entitle the transferor to a double taxation credit and, in respect of the portion of the income that does not benefit from such credit, if any, may allow it to apply the credit for reinvestment of extraordinary profits as provided in section 42 of the LIS.

Finally, in the event of acquisition of the shares by an IS taxpayer not for valuable consideration, income generated as a consequence thereof will also be taxed in accordance with the rules of this tax and ISD will not apply.

Subscription Rights

If a Spanish tax resident corporation sells any rights received, any gain or loss derived from such sale must be recognized in accordance with applicable Spanish accounting rules.

Shareholders who are Not Spanish Tax Residents

This sub-section discusses the tax treatment applicable to investors who are not Spanish tax residents, and does not include those acting in Spain through a permanent establishment or those who exercise the option of paying tax as Spanish residents as described above under “— Shareholders who are Spanish Tax Residents.”

Individuals who are not IRPF taxpayers and entities that are not Spanish residents as provided in section 6 of the Spanish Consolidated Text of the Non-Resident Income Tax Law (“LIRnR”), will be considered non-Spanish resident shareholders.

The following is a general description and, therefore, the particular circumstances of each taxpayer and those resulting from any applicable DTT signed by Spain will have to be taken into account.

Non-Resident Income Tax

Dividends

As a general rule, dividends paid on New Shares to a non-Spanish tax resident shareholder who does not act, with respect to the New Shares, through a permanent establishment in Spain, will be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 18%. Notwithstanding the above, the following exemptions or reduced rates may be applicable under Spanish tax law:

(i) dividends and similar sources of income distributed by Spanish companies to a non-Spanish resident shareholder who is an individual will be exempt from Spanish tax up to an annual amount of €1,500 for all of his/her Spanish sourced dividend income. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and non-Spanish resident shareholders claiming this exemption will have to seek a refund of such withholding taxes from the Spanish tax authorities as described below. The current practice of the Spanish tax authorities is that such refund cannot be claimed until after the end of the calendar year in which the dividends are paid. If a shareholder acquires New Shares within the two-month period prior to the date on which such dividends were paid, and subsequently transfers homogeneous securities within the two month period after the date on which such dividends were paid, the above-mentioned exemption will not apply to such dividends;

(ii) if a DTT signed by Spain (such as the DTT between Spain and the United States, which generally provides for a 15% withholding tax rate on dividends) or an internal exemption applies, the reduced tax rate established in the DTT or the exemption, as the case may be, will apply, so long as that the shareholder submits evidence of its residence for tax purposes as required under the Spanish current legislation. For these purposes, there is currently a special procedure, approved by the Order of the Ministry of Economy and Finance of April 13, 2000 to make the relevant withholdings at the rate applicable in each case, or to exclude withholding, as the case may be, when financial institutions resident, domiciled or represented in Spain that are depositaries of or manage collection of the income on such securities participate in the payment procedure.

Santander is required to withhold 18% of the gross amount of the dividend and transfer the net amount to the depositaries. The depositaries may provide evidence, as required, of their client shareholders’ right to DTT or domestic exemption benefits. For these purposes, shareholders may provide to the Depositary, prior to the 10th day of the month following the month in which the dividend is distributed, a tax residence certificate duly issued by the tax authority of their country of residence, which if applicable must expressly state that the investor is a resident of such country within the meaning of the applicable DTT, or, as the case may be, an equivalent document (as provided in the Order which further develops the applicable DTT). The Depositary shall then receive the excess amount withheld, which will be credited to their clients. Such a tax residence certificate shall, for such purpose, be valid only for a period of one year from the date of issuance.

If a shareholder is entitled to the benefits of a DTT or a domestic exemption, but is unable to provide evidence of its residence for tax purposes within the period established for such purpose, such shareholder may obtain a refund from the Spanish tax authorities, following the standard refund procedure established in the Ministry Order of December 23, 2003. Shareholders are urged to consult their advisors regarding the procedure to be followed in each case to apply to the Spanish tax authorities for the refund mentioned above.

In any event, once the withholding on account of IRnR has been made or the applicability of the exemption recognized, non-Spanish resident shareholders will not be required to file IRnR returns in Spain.

Capital Gains and Losses

Under the LIRnR, capital gains obtained by non-Spanish resident individuals or entities not acting through a permanent establishment in Spain from the transfer of securities or any other capital gains related to such securities will be subject to IRnR. In particular, capital gains derived from the transfer of shares will be taxed under the IRnR at the rate of 18% unless an internal exemption or a DTT signed by Spain applies. Pursuant to the DTT between Spain and the United States, capital gains realized by U.S. tax residents arising from the disposition of Spanish shares will not be taxed in Spain provided that the seller has not held a direct or indirect holding of 25% of the capital of the relevant Spanish entity during the twelve-month period preceding the disposition of the stock.

In addition, capital gains deriving from the New Shares will be exempt from taxation in Spain in the following cases:

•	Capital gains derived from the transfer of the shares on an official Spanish secondary securities market by individuals or entities resident in a country that has entered into a DTT with Spain containing an exchange of information clause (which includes all Spanish DTTs, including the DTT with the United States), provided that such income is not obtained through countries or territories defined as a tax haven by the Spanish law or regulations.

•	Capital gains realized by individuals or entities who are resident in other European Union Member States (other than Spain) for tax purposes or by a permanent establishment of those residents located in another European Union Member State (other than Spain), provided that such income is not obtained through countries or territories defined as a tax haven by the Spanish law or regulations. The exemption does not apply to capital gains arising from the transfer of shares or rights of an entity when (i) the assets of such entity consist primarily, directly or indirectly, of real estate located in the Spanish territory, or (ii) at any time within the twelve-month period prior to the transfer, the taxpayer held, directly or indirectly, at least 25% of the capital or shareholders’ equity of the issuer.

Capital gains and losses will be calculated and taxed separately for each transfer. It is not possible to offset capital losses against capital gains. They will be quantified by applying the rules of section 24 of the LIRnR. If a non-Spanish resident shareholder sells any rights received, the sale proceeds will reduce the acquisition cost of the shares to which they pertain. Any excess over the acquisition cost generally will be capital gain subject to tax at a 18% rate, unless a DTT applies. The exercise of the rights generally will not be a taxable event under Spanish law.

Capital gains obtained by non-Spanish residents, who do not act through a permanent establishment in Spain, will not be subject to withholding or payment on account of the IRnR.

Non-Spanish resident shareholders will be required to file a tax return, assessing and paying the relevant tax liability, if any. They may also make such filing and payment through their tax representatives in Spain or through the depositaries or managers of the shares, following the procedure and using the tax form set forth in the Ministry Order of December 23, 2003.

Should an exemption apply, whether under Spanish law or under an applicable DTT, non-Spanish resident investors will be required to provide evidence of their right to benefit from such exemption through a tax residence certificate issued by the appropriate tax authority of their country of residence (which, if applicable, shall expressly state that the investor is a resident of that country within the meaning of the applicable DTT) or the specific form set forth in the Order further developing the applicable DTT. The above-mentioned tax residence certificate shall, for such purpose, be valid only for a period of one year from the date of issuance.

Wealth Tax

On September 5, 2008, the Spanish Government presented to the Spanish Parliament a proposal to abolish the Spanish Wealth Tax. If passed by the Parliament, the proposal would enter into force as of January 1, 2008 and, therefore, no Wealth Tax would be due as from fiscal year 2008.

The preceding paragraph notwithstanding, in accordance with the Spanish tax laws currently in force and unless an applicable DTT provides otherwise (and the DTT between Spain and the United States does not provide otherwise), non-Spanish resident individuals pursuant to the provisions of section 9 of the IRPF Law who hold on any year-end shares located in Spain or rights attached to such shares exercisable in Spain are subject to the IP. Such property or rights shall be the only property or rights taxed by the IP in Spain, with no exempt amount, at marginal rates ranging for 2008 from 0.2% to 2.5%. Spanish tax authorities consider that shares of a Spanish company are located in Spain for tax purposes.

Shares owned by non-Spanish resident individuals that have been admitted to trading on an official Spanish secondary securities market will be computed at their average quotation value during the fourth quarter of every year. The Ministry of Economy and Finance publishes such average quotation value every year for the purpose of this tax. The tax will be paid by self-assessment, which must be filed by the taxpayer, his or her tax representative in Spain or the Depositary or manager of his or her shares in Spain, following the procedure and using the form set forth in the Ministry Order of December 23, 2003.

Non-Spanish resident investors are urged to consult their tax advisors regarding the terms on which the IP is to be applied in each specific case.

Inheritance and Gift Tax

Unless an applicable DTT provides otherwise (and the DTT between Spain and the United States does not provide otherwise), transfers of shares upon death and by gift to individuals who are not resident in Spain for tax purposes will be subject to the ISD if the shares are located in Spain or the rights attached thereto may be exercised in Spain, regardless of the residence of the heir or beneficiary. Spanish tax authorities consider that shares of a Spanish company are located in Spain for tax purposes.

Gifts granted to non-Spanish resident corporations will generally be taxed as capital gains under the IRnR as described above, without prejudice to the provisions of any applicable DTT.

Non-Spanish resident shareholders are advised to consult their tax advisors with respect to the terms on which ISD is to be applied in each specific case.

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of ordinary shares and rights to subscribe for ordinary shares (“rights”) and the receipt of cash in respect of those rights by “U.S. holders” (as defined below) of ADSs and ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities and administrative rulings all as in effect as of the date of the proxy statement and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Convention between the United States of America and Spain for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, together with the related Protocol (the “Treaty”).

As used herein, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Holders of ADSs or ordinary shares who are not U.S. holders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under U.S. and non-U.S. tax laws. Any discussion pertaining to U.S. holders of ordinary shares will also apply to U.S. holders of ADSs who cancel their ADSs and receive ordinary shares and rights in exchange for their ADSs.

The following does not discuss all aspects of U.S. federal income taxation of acquisition, ownership and disposition of ordinary shares or rights that might be relevant to U.S. holders in light of their particular circumstances, or those U.S. holders that may be subject to special rules, such as dealers in securities or currencies, brokers, banks, financial institutions, insurance companies, mutual funds, tax-exempt organization, U.S. holders subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, U.S. holders who hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, or U.S. holders that acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation. In addition, it does not address the U.S. federal income tax consequences to U.S. holders that do not hold ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a U.S. holder.

The tax consequences to U.S. holders that hold ADSs or ordinary shares through a partnership or other pass-through entity, generally, will depend on the status of the U.S. holder and the activities of the partnership. Partners in a partnership or other pass-through entity holding Sovereign common stock should consult their tax advisors.

This summary of material U.S. federal income tax considerations is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Taxation of the Ordinary Shares

Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of Santander’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ordinary shares (other than certain pro rata distributions of Santander’s capital stock or rights to subscribe for shares of Santander’s capital stock) will be includible in the income of a U.S. holder as foreign source ordinary dividend income. Because Santander does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not the U.S. holder in fact converts any euros received into U.S. dollars at that time. If the euros are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the euros are converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. holder and will be U.S. source.

Subject to applicable limitations, including satisfaction of certain minimum holding period requirements, under current law, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisors to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon a U.S. holder’s circumstances, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes, which will be limited to the rate provided by the Treaty if the U.S. holder is eligible to claim the lower Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law. A U.S. holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. holder on the sale or exchange of ordinary shares will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year) in an amount equal to the difference between the U.S. holder’s tax basis in the ordinary shares and the amount realized on the disposition, which amount will include any Spanish taxes payable by, or on behalf of, the U.S. holder in connection with such disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Taxation of the Rights

Receipt of the Rights by U.S. Holders of Ordinary Shares

The receipt of the rights by a U.S. holder of ordinary shares pursuant to the rights offering will be treated as a non-taxable distribution with respect to the ordinary shares for U.S. federal income tax purposes.

If the fair market value of the rights is less than 15% of the fair market value of the ordinary shares on the date the rights are received, the rights will be allocated a zero basis for U.S. federal income tax purposes, unless the U.S. holder affirmatively elects to allocate basis in proportion to the relative fair market values of the ordinary shares and the rights received determined on the date of receipt. This election must be made in the tax return for the taxable year in which the rights are received. On the other hand, if the fair market value of the rights received is 15% or greater than the fair market value of the ordinary shares on the date the rights are received, then the basis in the ordinary shares must be allocated between the ordinary shares and the rights in proportion to their fair market values determined on the date the rights are received. Unless the U.S. holder has a zero basis in the rights received, the basis in the rights will be reduced by any basis allocable to fractional entitlements to rights for which the U.S. holder receives any net proceeds from the sale of the ordinary shares underlying such fractional entitlements.

Exercise of the Rights by U.S. Holders of Ordinary Shares

The exercise of a right by, or on behalf of, a U.S. holder of ordinary shares will generally not be a taxable transaction for U.S. federal income tax purposes. The basis of each new ordinary share acquired upon exercise of the right will equal the sum of the price paid for the ordinary share (which will include any Spanish taxes payable by, or on behalf of, the U.S. holder in connection with the exercise of the right) and the tax basis (as determined above), if any, in the right exercised. The holding period of the new ordinary shares shall begin on the day the rights are exercised.

Sale or Expiration of the Rights by U.S. Holders of Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on a sale of rights by the U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the rights is more than one year. For these purposes, the holding period in rights will include the holding period in the ordinary shares with respect to which the rights were distributed. The amount of the gain or loss will be equal to the difference between the tax basis in the rights disposed of (as determined above) and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

In the event the U.S. holder allows the rights to expire without selling or exercising them, the rights will be deemed to have a zero basis and, therefore, the U.S. holder will not recognize any loss upon the expiration of the rights. In addition, the tax basis of the ordinary shares with respect to which the expired rights were distributed will remain unchanged compared to their basis prior to the rights offering.

Receipt of the Rights by U.S. Holders of ADSs

The receipt of cash by the U.S. holders of ADSs will be treated as a distribution of the rights to the U.S. holders of ADSs, followed immediately by a sale of those rights by such U.S. holders to purchasers in the secondary market for cash. The receipt of the rights by the U.S. holders would be treated as a non-taxable distribution with respect to the U.S. holders’ ADSs for U.S. federal income tax purposes. For U.S. federal income tax purposes, gain or loss realized on the subsequent sale of the rights by the U.S. holders of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the rights is more than one year. For these purposes, the holding period in rights will include the holding period in the ADSs with respect to which the rights were distributed. The amount of gain or loss will be equal to the difference between the tax basis in the right disposed of (as described above under “— Receipt of the Rights by the U.S. Holders of Ordinary Shares”) and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Santander does not believe that it is currently, and does not expect to become, a PFIC for U.S. federal income tax purposes. In general, a non-U.S. company will be considered a PFIC for any taxable year in which (i) 75 percent or more of its gross income consists of passive income (such as dividends, interests, rents and royalties) or (ii) 50 percent or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. While Santander believes it has not been a PFIC, and does not expect to be a PFIC for its current taxable year, Santander cannot provide any assurance that it has not been a PFIC in any taxable year.

If Santander has been, or if Santander is, a PFIC, materially adverse consequences could result for U.S. Holders. US Holders should consult their tax advisers as to the potential application of the PFIC rules to their situation.

Backup Withholding and Information Reporting

A U.S. holder may be subject to information reporting and backup withholding on payments of dividends and proceeds from a sale or other disposition of ordinary shares or rights made within the United States or through certain U.S.-related financial intermediaries, unless the U.S. holder is a corporation or other exempt recipient or (in the case of backup withholding only) the U.S. holder properly establishes an exemption or provides a taxpayer identification number and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The Offer

Set forth below is a summary of the material terms of the Offer. This description is not complete and is qualified in its entirety by reference to the underwriting agreement, which has been filed as an exhibit to the registration statement of which the accompanying prospectus forms a part.

We will grant rights to the holders of our existing ordinary shares to subscribe for an aggregate of 1,598,811,880 of our ordinary shares (the “New Shares”), par value 0.50 euros. Each four rights entitle the holder thereof to subscribe for one New Share at the Subscription Price. Each holder of rights that exercises all of his or her rights may also submit a request to subscribe at the subscription price of €4.50 per ordinary share (the “Subscription Price”) for Additional Shares that are not otherwise subscribed for pursuant to the exercise of rights. In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two business days starting on November 28, 2008. We refer to the exercise of the rights for New Shares and the allocation of the New Shares as to which rights have not been exercised as described above, collectively, as the “Offer.” Only a portion of the New Shares will be offered in the United States.

The New Shares will be issued with a share premium of €4.00 per share, which results in a total share premium of €6,395,247,520.

The resolution authorizing the Offer expressly provides for the possibility of incomplete subscription. In the event that the 1,598,811,880 New Shares are not fully subscribed within the period established, and the underwriting agreement has been terminated or any of the conditions precedent thereto have not been fulfilled, Santander’s share capital will be increased by the amount of the actual subscriptions. At the expiration of the period established for subscription, Santander’s Board of Directors (or the Executive Committee acting by delegation) will determine the final amount of the increase in share capital through the issuance of the New Shares in the Offer.

Assuming the New Shares are fully subscribed at the Subscription Price, the total amount of the Offer and of the related increase in share capital (the “Capital Increase”) would be €799,405,940, and as of the date of this prospectus supplement the New Shares would represent approximately 25.0% of Santander’s share capital (when not giving effect to the issuance of the New Shares) and approximately 20.0% (when giving effect to the issuance of the New Shares).

Below is the anticipated timetable for the Offer:

Action	Estimated date

Approval and registration of the Offer with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”)	November 11, 2008
Publication of announcement in the Official Bulletin of the Commercial Registry of Spain (the “BORME”)	November 12, 2008
Record Date	November 12, 2008
Commencement of the Preemptive Subscription Period (as defined below)	November 13, 2008
End of the Preemptive Subscription Period	November 27, 2008
Additional Shares Allocation Period (as defined below)	November 28, 2008
Commencement, if applicable, of the Discretionary Allocation Period (as defined below)	November 28, 2008
End, if applicable, of Discretionary Allocation Period	December 1, 2008
Payment by the Iberclear participants for the New Shares subscribed during the Preemptive Subscription Period and the Additional Shares as well as payment by the Underwriters for the Discretionary Shares
December 3, 2008
Effect Capital Increase	December 3, 2008
Execution of the notarial deed evidencing the Capital Increase	December 3, 2008
Registration of the notarial deed evidencing the Capital Increase with the Commercial Registry of Cantabria, Spain (the “Commercial Registry”)	December 3, 2008

Action	Estimated date

Assignment by Iberclear of the registration references corresponding to the New Shares	December 3, 2008
Instructions by the Underwriters to transfer the Discretionary Shares to the investors who subscribed for such shares (the “Special Transaction”)	December 3, 2008
Listing on the Spanish Stock Exchanges of the New Shares begins	December 4, 2008
Settlement of the Special Transaction	December 8, 2008

Delays in the actions described above may occur, and if so, will be reported as a significant event (hecho relevante) to the CNMV promptly after such delay occurs.

Subscription Periods

The shares covered by the Offer may be subscribed for within the periods indicated below:

Preemptive Subscription Period and Request for Additional Shares

Subscription rights in respect of the New Shares will be granted to the shareholders of Santander, as shown by the book-entry records maintained by Iberclear, at 11:59 p.m. (Madrid, Spain time) on November 12, 2008 (the “Shareholders of Record”).

Pursuant to the provisions of Section 158 of the Spanish Business Corporations Law, the shareholders and the holders of convertible debentures of Santander may, from November 13, 2008 until the close of business in Madrid, Spain on November 27, 2008, the rights expiration date (the “Preemptive Subscription Period”), exercise the right to subscribe for a number of shares proportional to the nominal value of the shares they hold or that belong to the holders of convertible obligations upon exercising at such time their conversion rights.

Santander Emisora 150, S.A.U. (“Santander Emisora”), the issuer of the €7 billion securities mandatorily exchangeable for mandatorily convertible bonds (the “Valores Santander”) and the holder of 1,000,000 2007 Convertible Debentures, Issue I, and 400,000 2007 Convertible Debentures, Issue II, of Santander (the “Convertible Debentures”), has waived its preemptive subscription rights in respect of the Capital Increase to which it is entitled as holder of the Convertible Debentures. In accordance with the prospectus filed with the CNMV on September 19, 2007, the holders of the Valores Santander issued by Santander Emisora do not have subscription rights. Further, Pereda Gestión, S.A., a subsidiary of Santander, has waived the preemptive subscription rights corresponding to the three ordinary shares of Santander it holds and has undertaken not to transfer such shares prior to the first day of the Preemptive Allocation Period. In addition, as of November 6, 2008, Santander had 15,273,653 shares of indirect treasury stock held through various subsidiaries. In accordance with the Spanish Business Corporations Law (Ley de Sociedades Anónimas), the subsidiaries as holders of such shares will receive but cannot exercise the subscription rights (although they may sell them).

Other than the Convertible Debentures, in respect of which Santander Emisora has waived its preemptive subscription rights in respect of the Capital Increase, and our ordinary shares, we do not have any other securities that give the holders thereof subscription rights for New Shares issued in connection with this Offer.

Each existing Santander ordinary share will entitle its holder to one subscription right, and four subscription rights will be required to subscribe for one New Share. We will accept subscriptions for whole New Shares only and will round down any subscription submitted for fractional New Shares to the nearest whole number of New Shares. We will not issue fractional New Shares or cash in lieu of fractional New Shares. Accordingly, Shareholders of Record and Investors (as defined below) will lose the value of any rights held by them in excess of the highest multiple of rights that will entitle them to whole New Shares unless they sell such rights. Each ordinary share subscribed for must be subscribed for and paid in at the Subscription Price.

Holders of American Depositary Shares, or ADSs, each representing one ordinary share, will not receive rights to subscribe for new ADSs. The rights with respect to ordinary shares represented by ADSs will be issued to JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”). On or after November 20, 2008, the Depositary will seek to sell the rights it receives with respect to ADSs in issuance at the close of business on November 19, 2008 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must instruct the Depositary prior to 2:00 p.m. (New York City time) on November 19, 2008 to cancel such ADSs and deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. Following receipt of a duly issued instruction in valid form, the Depositary will transfer such underlying shares and rights to such account on or about November 20, 2008. The Depositary will not deliver rights without delivering the corresponding shares and will not deliver the shares without the corresponding rights. Should you decide to so cancel any ADSs held by you, you will be solely responsible for providing a securities brokerage account in Spain that can accept the shares and rights for your benefit. Furthermore, you will be solely responsible for causing any actions to be taken with respect to those shares and rights, including the timely exercise or sale of the rights. Neither Santander, the Depositary nor any of their respective agents (including, without limitation, the custodian for the Depositary) assumes any responsibility for the required securities brokerage account in Spain or for the execution of any such actions.

Shareholders of Record that have not transferred their subscription rights for New Shares may exercise their subscription rights during the Preemptive Subscription Period. The Preemptive Subscription Period cannot be extended.

Similarly, during the Preemptive Subscription Period, our shareholders and other investors may acquire subscription rights on the market and subscribe for New Shares. Such investors other than the Shareholders of Record who acquire and exercise subscription rights on the market during the Preemptive Subscription Period are referred to herein as “Investors.”

During the Preemptive Subscription Period, Shareholders of Record and Investors will be entitled to request, at the time of exercising their subscription rights, on an unconditional and irrevocable basis, an additional subscription of New Shares (“Additional Shares”) in contemplation of the possibility that, at the expiration of the Preemptive Subscription Period, there are New Shares that have not been subscribed for (the “Surplus Shares”) during the Preemptive Subscription Period. A Shareholder of Record or Investor can only request Additional Shares if such shareholder or investor has exercised all the subscription rights it holds at the Iberclear participant through which it requests the subscription for Additional Shares.

In no event will a Shareholder of Record or Investor receive more New Shares than the aggregate number of New Shares such shareholder or investor subscribed for through such Shareholder of Record’s or Investor’s exercise of rights and request for Additional Shares as described above. The number of Additional Shares that will be allocated to subscribing Shareholders of Record and Investors is subject to the existence of Surplus Shares after the expiration of the rights and the allocation procedures described below.

In order to exercise the subscription rights and, if applicable, request the subscription for Additional Shares, the Shareholder of Record or Investor must contact the Iberclear participant in whose book-entry registry its subscription rights are registered (which, in the case of a Shareholder of Record, will be the Iberclear participant with whom such Shareholder of Record has deposited the ordinary shares that entitle it to such rights) and follow such participant’s instructions with respect to the proper and timely exercise of rights and request for Additional Shares.

If a Shareholder of Record or Investor does not hold shares directly through an Iberclear participant but through a securities intermediary, such Shareholder or Investor will need to have such securities intermediary act for it if it wishes to exercise or sell its rights. In such case, such Shareholder or Investor should contact the securities intermediary through whom it holds the shares and instruct that intermediary as to the exercise or sale of the rights associated with its shares in such format and by such time as such intermediary may request.

All orders placed relating to the exercise of subscription rights will be deemed made on a firm, irrevocable and unconditional basis and entail the subscription of the New Shares referred to therein (except as described in the last paragraph of “— Communications from the Iberclear Participants to the Agent” below). Orders relating to a request for Additional Shares must be made for a particular amount and will be deemed made on a firm, irrevocable and unconditional basis, even though they may not be met in their entirety by application of the rules for allocation of the Surplus Shares as described in “— Additional Shares Allocation Period” below. There is no limit on the number of Additional Shares that a Shareholder of Record or Investor may request.

The Subscription Price of each New Share subscribed for during the Preemptive Subscription Period shall be paid as set forth in “— Method and Time Periods for Payment and Delivery.”

The subscription rights not exercised will automatically terminate by close of business on the last day of the Preemptive Subscription Period.

Additional Shares Allocation Period

In the event that, at the expiration of the Preemptive Subscription Period, there are Surplus Shares, such Surplus Shares will be allocated to the Shareholders of Record and Investors who have requested Additional Shares.

The allocation of Additional Shares will take place on the business day following the date of expiration of the Preemptive Subscription Period (the “Additional Shares Allocation Period”). The Additional Shares Allocation Period is expected to take place on November 28, 2008.

On such date, Santander Investment, S.A. (the “Agent”) will determine the number of Surplus Shares and allocate them to the Shareholders of Record or Investors that have requested Additional Shares as described above. If the number of Additional Shares requested is greater than the number of Surplus Shares, the Agent will distribute the shares in accordance with the following rules:

•	Surplus Shares will be allocated pro rata in proportion to the number of Additional Shares requested, using for such purpose the percentage that the Additional Shares requested by each subscriber represents in respect of the total number of Additional Shares requested. The percentages to be used for the purposes of proportional allocation will be rounded down to three decimals (for example, 0.78974 will become 0.789).

•	As a general rule, if fractional shares result from the allocation, the number will be rounded down to the nearest whole number such that the result is a whole number of Additional Shares for allocation to each subscriber.

•	In the event that, after the provisions of the foregoing paragraphs have been applied, there are Surplus Shares that have not been allocated as a result of the rounding, such Surplus Shares will be distributed one by one, in the order of greater to lesser amount of the request for Additional Shares, and if the amounts are the same, in the alphabetical order of the Shareholders of Record and Investors who requested Additional Shares according to the first position (and if the same, the following position or positions) in the box “Names and Surnames or Corporate Name,” whatever the content thereof, that appears on the information provided by the Iberclear participants, starting with the letter “A.”

The Agent shall notify the Iberclear participants through which the respective requests for Additional Shares were made of the number of Surplus Shares allocated to the Shareholders of Record and Investors who made such requests during the course of the second business day following the date of expiration of the Preemptive Subscription Period. Such communication from the Agent to the Iberclear participants is expected to be made on December 1, 2008.

The Subscription Price of each Additional Share allocated to the Shareholders of Record and Investors requesting such Additional Shares must be paid as set forth in “— Method and Time Periods for Payment and Delivery.”

Discretionary Allocation Period

In the event that, once the Additional Shares Allocation Period has expired, the shares subscribed for during the Preemptive Subscription Period, together with the Additional Shares requested by the subscribers, are not sufficient to cover all of the New Shares contemplated in this Offer (such difference being referred to herein as the “Discretionary Shares”), the Agent shall give notice to the Bank and to the Joint Bookrunners no later than 6:00 p.m. (Madrid, Spain time) on the first business day after the expiration of the Preemptive Subscription Period and a period for allocation of the Discretionary Shares shall commence. Such period will have a duration of up to two business days starting on the first business day after the expiration of the Preemptive Subscription Period (the “Discretionary Allocation Period”). The Discretionary Allocation Period is expected to commence on November 28, 2008 and end on December 1, 2008. If, upon the termination of the Additional Shares Allocation Period, the

Discretionary Allocation Period is commenced, Santander will report such commencement as a significant event (hecho relevante) to the CNMV on the date on which the Discretionary Allocation Period commences.

During the Discretionary Allocation Period, the Underwriters have agreed to solicit proposals for subscription of Discretionary Shares from investors who have the status of (i) qualified institutional buyers (“QIBs”) in the United States, as defined in Rule 144A promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the New Shares do not require registration or approval. The subscription proposals from such qualified investors must be firm and irrevocable (other than as described in “— Possible Reduction of Subscriptions and the Return of Excess Sums”) and must include the number of Discretionary Shares that such investor is willing to subscribe for at the Subscription Price.

The Underwriters that receive proposals for subscription of Discretionary Shares shall communicate, on behalf of the Investors from which they receive such proposals, the aggregate amount of the proposals to subscribe for Discretionary Shares to the Joint Bookrunners on the last day of the Discretionary Allocation Period. The Joint Bookrunners shall inform Santander about the proposals they receive as frequently as Santander considers appropriate.

We, after consulting with the Joint Bookrunners, will analyze the proposals received, applying investment quality and stability criteria, and may reject or accept, in whole or in part, at our discretion, any requests to subscribe for New Shares received during the Discretionary Allocation Period. We may not, however, reject a proposal if, as a result, the Underwriters will be required to subscribe for New Shares.

We will communicate the final allocation of the Discretionary Shares to the Agent on the last day of the Discretionary Allocation Period. The Agent, in turn, will communicate such allocation to the Underwriters. Once the allocation is communicated to the investors, the proposals of such investors shall automatically become firm and irrevocable subscription orders (other than as described in “— Possible Reduction of Subscriptions and the Return of Excess Sums”).

The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the Registration Statement of which the accompanying prospectus is a part. The allocation of New Shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act.

The Underwriters have committed to subscribe, in their own name and on their own behalf, for any New Shares not otherwise subscribed for at the Subscription Price. The number of shares that the Underwriters have committed to subscribe for equals the number of New Shares contemplated to be issued pursuant to the Offer, less the number of New Shares acquired by shareholders or other investors during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Allocation Period. See “Underwriting.”

Early Closing of the Capital Increase

Santander and the Joint Bookrunners may agree to terminate the two-day Discretionary Allocation Period at any time prior to its expiration if the New Shares have been fully subscribed. If, upon the expiration of the Additional Shares Allocation Period, there are any Discretionary Shares, the Joint Global Coordinators (excluding Santander Investment, S.A.) may agree that the Underwriters will subscribe, in their own name and on their own behalf, for the full amount of Discretionary Shares in proportion to their underwriting commitments and at the Subscription Price, hence completing the Capital Increase. In addition, Santander may declare the Capital Increase completed at any time after the expiration of the Preemptive Subscription Period if the New Shares have been fully subscribed.

Communications from the Iberclear Participants to the Agent

Each Iberclear participant shall, no later than 5:00 p.m. (Madrid, Spain time) on each day during the Preemptive Subscription Period, give notice to the Agent, by e-mail or by fax, of the total number of subscriptions for New Shares effected at such Iberclear participant and, separately, the total number of requests for subscription of Additional Shares submitted thereto, in all cases in aggregate terms since the commencement of the Preemptive Subscription Period.

Each Iberclear participant shall notify the Agent, for the account of its subscribers and, if applicable, in its own name, of the total number of subscriptions for New Shares effected at such Iberclear participant and, separately, the total number of requests for subscription of Additional Shares submitted thereto, no later than 10:00 a.m. (Madrid, Spain time) on the first trading day after the expiration of the Preemptive Subscription Period, by following the operating instructions that have been established for such purpose by the Agent.

Finally, each Iberclear participant shall forward to the Agent the electronic files containing the information on the shares subscribed for during the Preemptive Subscription Period and on the Additional Shares requested, no later than 12:00 p.m. (Madrid, Spain time) on the first business day after the expiration of the Preemptive Subscription Period.

The Agent may reject communications from the Iberclear participants that have been transmitted on a date or at a time later than indicated above, or communications that do not comply with any one or more of the requirements or instructions applicable to such communications or by applicable law, without itself incurring or causing Santander to incur any liability therefor, and without prejudice to the liability that the infringing participant may incur to the makers of the orders timely placed with such participant.

No Offer Revocation or Suspension

The Offer cannot be withdrawn or revoked other than pursuant to judicial decisions or administrative orders.

The underwriting and prefunding commitments of the Underwriters will be terminated and the orders made for Discretionary Shares will be automatically revoked if the underwriting agreement is terminated or if the conditions precedent are not fulfilled. The underwriting agreement can be terminated by Santander or by the unanimous decision of the Joint Bookrunners (excluding the Agent), in the event that, on or prior to 9:00 a.m. (Madrid, Spain time) on December 3, 2008, a force majeure event occurs that makes it in the unanimous determination of the Joint Bookrunners (excluding the Agent) acting in good faith impracticable or inadvisable for the Underwriters and/or Santander to proceed with the Capital Increase, or for the Underwriters to continue to act as underwriter or placing agent with respect to the New Shares. See “Underwriting.” In addition, the underwriting agreement is subject to customary conditions precedent that will need to be fulfilled no later than 9:00 a.m. (Madrid, Spain time) on December 3, 2008.

Subscriptions for New Shares or requests to subscribe for Additional Shares made during the Preemptive Subscription Period may not be revoked, even if a force majeure event among those contemplated in “Underwriting” below occurs.

The termination of the underwriting agreement, will be reported by Santander by filing a price-sensitive information notice (hecho relevante) with the CNMV promptly after the termination occurs.

Possible Reduction of Subscriptions and the Return of Excess Sums

The actual maximum number of Additional Shares that may be subscribed for by each Shareholder of Record or Investor will depend upon the number of Surplus Shares and upon the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period” above.

As set forth in greater detail in “— Subscription Periods — Additional Shares Allocation Period” above, the Iberclear participants may request that the subscribers pay the Subscription Price of the Additional Shares to which the subscription proposal refers. If the number of Additional Shares finally allocated to each petitioner is less than the number of Additional Shares requested by such petitioner, the Iberclear participant will be required to return to such petitioner, without deduction of any expenses and fees, the non-allocated excess, in accordance with the procedures applicable to such Iberclear participants. No interest will be paid on the funds returned pursuant to the previous sentence.

Minimum and/or Maximum Amount of the Request

The number of New Shares that, during the Preemptive Subscription Period, may be subscribed for by the Shareholders of Record or Investors will result from the application of the ratio stated in “— Subscription Periods — Preemptive Subscription Period and Request for Additional Shares” above (i.e., one New Share per four rights, with one right attaching to each existing ordinary share of Santander).

Furthermore, the subscribers for New Shares that have made the corresponding request for Additional Shares during the Preemptive Subscription Period may subscribe for Additional Shares upon the terms set forth in “— Subscription Periods — Additional Shares Allocation Period” above. The actual maximum number of Additional Shares that may be subscribed for by such subscribers will depend upon the number of Surplus Shares and upon the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period” above.

During the Discretionary Allocation Period, there will be no minimum or maximum number required in respect of the subscription proposals by the investors involved or in respect of subscriptions by the Underwriters in fulfillment of their underwriting commitment (without prejudice to the maximum number of New Shares that they have undertaken to subscribe for).

Irrevocable Subscription Requests

The exercise of rights for New Shares during the Preemptive Subscription Period and the requests for Additional Shares during the Additional Shares Allocation Period will be deemed to be firm subscription orders and will therefore be irrevocable, provided, however, that the requests for Additional Shares may not be satisfied in full under the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period.”

In addition, the proposals to subscribe for Discretionary Shares will likewise be firm and irrevocable, except if the underwriting agreement is terminated as a consequence of a force majeure event or if it does not enter into force because a condition precedent has not been fulfilled. In these cases, the subscription proposals for Discretionary Shares will be revoked and Santander’s share capital will be increased with the amount of the New Shares subscribed during the Preemptive Subscription Period and the Additional Shares allocated during the Additional Share Allocation Period.

Method and Time Periods for Payment and Delivery

New shares subscribed for during the Preemptive Subscription Period

Full payment of the Subscription Price for each New Share subscribed for during the Preemptive Subscription Period must be made by the subscribers upon subscription for the New Shares to the Iberclear participants through which they have placed their subscription orders.

The Iberclear participant with whom orders for the subscription of New Shares in exercise of rights have been placed shall pay in same day funds to the Agent the amounts payable with respect to such rights no later than 11:00 a.m. (Madrid, Spain time) on the fourth trading day following the expiration of the Preemptive Subscription Period. The Agent will pay such amounts in same day funds into the bank account opened by the Bank no later than 12:15 p.m. (Madrid, Spain time).

If any of the Iberclear participants that has paid the amounts corresponding to such subscriptions fails to report to the Agent the list of subscribers upon the terms set forth in this prospectus, the Agent shall allocate the New Shares to the Iberclear participant in question without the Agent or Santander incurring any liability therefor and without prejudice to the liability that the infringing Iberclear participant may incur to the makers of the orders for subscription for New Shares timely placed with such Iberclear participant.

New Shares Allocated During the Additional Shares Allocation Period

Full payment of the Subscription Price for each New Share allocated during the Additional Shares Allocation Period shall be made by the Shareholders of Record or Investors who have subscribed for such shares no later than the fourth trading day following the expiration of the Preemptive Subscription Period. In each case, payment shall be made through the Iberclear participants with whom orders to subscribe for Additional Shares were placed. The requests for Additional Shares that are not paid for as described above shall be deemed not to have been made.

Iberclear participants may request that subscribers advance the Subscription Price of the requested Additional Shares at the time such subscriber requests such Additional Shares.

If the number of Additional Shares finally allocated to each petitioner is less than the number of Additional Shares requested by such petitioner, the Iberclear participant will be required to return to such petitioner, without reduction of any expenses and fees, the non-allocated excess, in accordance with the procedures applicable to such Iberclear participant. No interest will be paid on the funds returned to such petitioner pursuant to the previous sentence.

The Iberclear participant to whom requests for Additional Shares were made shall pay in same day funds to the Agent the amounts payable therefor no later than 11:00 a.m. (Madrid, Spain time) on the fourth trading day following the expiration of the Preemptive Subscription Period. The Agent shall pay such amounts in same day funds into the bank account opened by the Bank no later than 12:15 p.m. (Madrid, Spain time).

If any of the Iberclear participants that has paid the amounts corresponding to such subscriptions fails to report to the Agent the list of subscribers upon the terms set forth in this prospectus, the Agent shall allocate such Additional Shares to the Iberclear participant in question, without the Agent or Santander incurring any liability therefor and without prejudice to the liability that the infringing Iberclear participant may incur to the makers of the orders for subscription of New Shares timely placed with such Iberclear participant.

New Shares Subscribed for During the Discretionary Allocation Period

Full payment of the Subscription Price of each Discretionary Allocation Share subscribed for during the Discretionary Allocation Period shall be made by investors who have subscribed for such shares no later than the Settlement Date (as defined below).

Any Underwriter that receives subscription requests during the Discretionary Allocation Period may require the petitioners thereof to provide funds to guarantee full payment for the Discretionary Shares to be allocated to them. If the subscription request is rejected, the relevant Underwriter will be required to return to such petitioner the funds corresponding to the non-allocated amount, without reduction of any expenses or fees, no later than the business day following the end of the Discretionary Allocation Period. For subscription requests where only a portion is allocated, the funds will be returned only for the non-allocated portion. No interest will be paid on the funds returned pursuant to the preceding sentence.

For operational reasons only, in order to facilitate the admission of the New Shares to trading in the Spanish Stock Exchanges as soon as possible, prior to the execution and registration of the notarial deed evidencing the Capital Increase and no later than 9:00 a.m. (Madrid, Spain time) on December 3, 2008, the Underwriters have agreed to subscribe for and pre-fund payment for the Discretionary Shares allocated during the Discretionary Allocation Period (the “Pre-financing Shares”), on behalf of the investors who subscribed for such shares, in proportion to their respective underwriting commitments. The Underwriters also have agreed to subscribe and pay for any Discretionary Shares that were not subscribed for, in their own name and on their own behalf, in proportion to their respective underwriting commitments.

The payment with respect to the Discretionary Shares, including the Pre-financing Shares and the New Shares that the Underwriters must subscribe in their own name and on their own account, shall be made in same day funds by means of wire transfer into the account opened by Santander.

Delivery and Admission to Trading in Spain of the Shares

Each subscriber of the New Shares will be entitled to obtain from the Iberclear participant through which it has processed the subscription a signed copy of the subscription bulletin with the content required by Section 160 of the Spanish Business Corporations Law, within a maximum period of one week from submission of the request for subscription.

Once the New Shares subscribed for have been fully paid in and the certificate evidencing the deposit of the funds in the account kept by Santander has been issued, the Capital Increase will be declared completed and subscribed for and the corresponding notarial deed evidencing the Capital Increase will be executed before a notary public for subsequent registration thereof with the Commercial Registry. Immediately following such registration, the notarial deed evidencing the Capital Increase will be delivered to the CNMV, Iberclear and the Spanish Stock Exchanges.

The New Shares shall be recorded in Iberclear’s central registry after the Capital Increase has been registered with the Commercial Registry.

It is expected that the New Shares will be listed on the Spanish Stock Exchanges, through the Automated Quotation System, on December 4, 2008.

On the same day of registration with the central registry maintained by Iberclear, the Iberclear participants will make the corresponding entries in their book-entry registries in favor of the investors that have subscribed for New Shares.

The new shareholders will be entitled to obtain from the Iberclear participants with whom the New Shares are registered the validation certificates corresponding to such shares, pursuant to the provisions of Spanish Royal Decree 116/1992, of February 14, 1992. The Iberclear participants shall issue such validation certificates before the end of the business day following the day on which such certificates were requested by the subscribers.

With respect to New Shares allocated during the Discretionary Shares Allocation Period, Iberclear shall assign to the Underwriters a temporary registration number for the Pre-financing Shares.

Immediately after the assignment of the temporary registration numbers, the Pre-financing Shares will be transferred to the investors who subscribed for such shares through the execution of the Special Transaction. It is expected that the Special Transaction will take place on December 3, 2008.

The Special Transaction, if any, shall be settled between the date of delivery to Iberclear of the notarial deed evidencing the Capital Increase and on the third trading day following the date on which it takes place (hereinafter, the “Settlement Date”). Therefore, if the Special Transaction is carried out on December 3, 2008, the Settlement Date will be December 8, 2008.

Public Announcement

We will publicly announce as a significant event (hecho relevante) filed with the CNMV (i) promptly after the Additional Shares Allocation Period, the number of New Shares subscribed during the Preemptive Subscription Period and the number of Additional Shares finally allocated, indicating whether the Additional Shares requested exceeded the number of Surplus Shares and, if not, whether the Discretionary Allocation Period will be opened; and (ii) promptly after the Discretionary Allocation Period, if such period is commenced, the result of the Offer, including the number of New Shares subscribed or allocated during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Shares Allocation Period.

Tradability of Rights

Rights will be transferable under the same conditions as the shares from which they derive, pursuant to the provisions of Section 158.3 of the Spanish Business Corporations Law, and will be tradable on the Spanish Stock Exchanges and through the Automated Quotation System. Rights will also be tradable on the Buenos Aires stock exchange and we expect the rights to trade on Euronext Lisbon.

Restrictions on Participation in the Offer by Certain Shareholders and Investors

The Offer is only addressed to persons to whom it may lawfully be made. The distribution of this prospectus, the exercise of any of the rights and the allocation of the New Shares as to which rights have not been exercised may be restricted by law. Persons into whose possession this prospectus comes or who wish to exercise any of the rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. Due to the restrictions under the securities laws of certain countries, shareholders and investors resident in such countries may not exercise rights or subscribe for New Shares.

Non-Exercised Subscription Rights

Subscription rights that are not exercised will automatically terminate at the close of business in Madrid, Spain on the last day of the Preemptive Subscription Period.

Management Participation

The members of the Board of Directors and senior management of Santander have stated to Santander their non-binding intent to exercise the rights, which they may hold as Shareholders of Record. Such subscription will be made during the Preemptive Subscription Period.

The members of the Board of Directors and senior management of Santander have also stated that they have not made a decision as to whether they will request Additional Shares.

Price at Which Securities are Expected to be Offered

The Subscription Price of the New Shares will be €4.50 per share.

The Shareholders of Record and Investors that participate in the Offer will not bear any expenses in connection with the first registration of the New Shares with the book-entry registries maintained by Iberclear or Iberclear participants. However, the Iberclear participants that maintain accounts of the holders of Santander shares may establish, pursuant to applicable law, such pass-through management fees and expenses as they determine at their own discretion, arising from maintenance of the securities in the book-entry registries.

Similarly, the Iberclear participants through which subscriptions will take place may establish, pursuant to the applicable legislation, any fees and expenses, as they freely determine, chargeable due to the processing of orders to subscribe securities and to purchase and sell subscription rights.

Placement and Subscription

Any member of Santander’s Board of Directors or of the management or supervisory bodies, or senior executives of Santander or affiliated persons, who subscribe for New Shares in this Offer, if any, will do so at the Subscription Price.

The shares of Santander acquired during the last year by the members of the Board of Directors or of the management or supervisory bodies, or senior executives of Santander or affiliated persons, have been acquired on market terms.

Agent

Santander Investment, S.A., with its registered office at Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain, has been appointed by Santander as Agent for the Offer covered by this prospectus.

Offer Expenses

Assuming the Offer is fully subscribed, our expenses, not including the underwriting discounts and commissions, are estimated to be €79,238,633 in total and are payable by us. These expenses consist of the following:

•	Spanish Tax on Capital Transfers and Documented Legal Acts of €72,100,000;

•	charges and fees of Spanish Stock Exchanges and Iberclear of €323,000;

•	CNMV fees of €91,665;

•	a U.S. Securities and Exchange Commission registration fee of €113,061 (an estimate based on the actual fee of US$144,266 at an exchange rate of US$1.2760 per €1.00, the Federal Reserve Bank of New York’s noon buying rate on November 10, 2008); and

•	estimated legal and other expenses (including statutory and non-statutory publication, printing, financial advice, audits and agency commissions) of €6,710,907.

Ordinary Shareholder and Investor Helpline

If you are a Shareholder or Investor and reside in the United States and you have any questions on the Offer, please phone D.F. King & Co., Inc. at 1-800-290-6429 (toll-free from the United States). This helpline is available from 9:00 a.m. to 8:00 p.m. (New York City time) Monday to Friday and from 10:00 a.m. to 4:00 p.m. on Saturday. Banks or brokers please call 1-212-269-5550.

Please note that the helpline will only be able to provide you with information contained in this prospectus and will not be able to give advice on the merits of the rights offering or to provide financial advice.

Market Information

Santander ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the ticker symbol “SAN”. They also are listed on the Euronext Lisbon and the London, Milan, Buenos Aires and Mexico stock exchanges. The rights have been approved for listing on the Spanish Stock Exchanges and quotation on the Automated Quotation System under the ticker symbol “SAN.D”.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of Santander ordinary shares on the Spanish Stock Exchanges.

The following table shows, for the periods indicated, the high and low closing prices per Santander ordinary share. Santander ordinary share prices are as reported on the Automated Quotation System.

	Ordinary Shares
	High	Low
	(In euros)

Fiscal year ended December 31, 2008
First Quarter	14.59	11.17
Second Quarter	14.22	11.67
Third Quarter	12.48	9.95
Fourth Quarter (through November 10, 2008)	11.69	6.70
Last six months
May	14.22	13.08
June	13.09	11.67
July	12.48	10.96
August	12.46	11.27
September	11.91	9.95
October	11.69	6.70
November (through November 10, 2008)	8.65	7.92

The market price as of November 7, 2008 (the last trading day before the announcement of the Offer), was €8.34 per share.

You are urged to obtain current market quotations prior to making any investment decision with respect to the Offer. The market price of Santander ordinary shares will fluctuate between the date of this prospectus and the completion of the Offer. No assurance can be given concerning the market price of Santander ordinary shares after the date of this prospectus.

Exchange Rates

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information and Santander does not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Santander in the preparation of its consolidated financial statements incorporated by reference into this prospectus.

The data provided in the following table are expressed in U.S. dollars per euro and are based on the noon buying rate. The term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

On November 10, 2008, the most recent practicable day prior to the date of this prospectus, the exchange rate was US$1.2760 = €1.00.

Annual Data (Year Ended December 31,)	Period End	Average Rate
	(in US$)

2003	1.2597	1.1411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797

Interim Data (Nine Months Ended September 30,)	Period End	Average Rate(1)
	(in US$)

2008	1.4081	1.5228

(1)	The average rates for the interim and annual periods were calculated by taking the simple average of the noon buying rates for the euro on the last day of each month during the relevant period.

Recent Monthly Data	High	Low
	(in US$)

May 2008	1.5784	1.5370
June 2008	1.5749	1.5368
July 2008	1.5923	1.5559
August 2008	1.5569	1.4660
September 2008	1.4737	1.3939
October 2008	1.4058	1.2446
November 2008 (through November 10)	1.3039	1.2719

Dilution

Shareholders of Santander have rights to subscribe for New Shares covered by the Offer and, thus, in the event they exercise such rights, they will suffer no dilution of their holdings of Santander’s share capital.

Our net tangible book value as of September 30, 2008 was €38,277 million, or €5.72 per share (including the Valores Santander). Net tangible book value per share represents the amount of our total tangible assets, less total liabilities and minority interests, divided by the number of ordinary shares outstanding and Valores Santander. After giving effect to the issuance of the New Shares at a Subscription Price of €4.50 per ordinary share, and after deducting the underwriting commission and estimated offering expenses payable by us of €259 million, our net tangible book value as of September 30, 2008 would have been €45,207 million, or €5.45 per ordinary share. This represents an immediate decrease of €0.27 per share to Shareholders of Record, as illustrated by the following table:

Subscription Price per New Share	€4.50
Net tangible book value per share before the Offer	€5.72
Increase/decrease per share	€(0.27)

Net tangible book value per share after the Offer	€5.45

In the event that none of Santander’s current shareholders subscribe for New Shares in the percentage to which their subscription rights entitle them, and assuming that the New Shares were entirely subscribed for by third-party investors or by the Underwriters (i.e., with 1,598,811,880 New Shares being issued), the holdings of current shareholders of Santander would represent 80.0% of the total number of ordinary shares of Santander following the Capital Increase, which would represent a dilution in ownership percentage of 20%.

Underwriting

We and the Underwriters have entered into an underwriting agreement. The underwriting agreement described in this section contains the full legal text of matters summarized in this section. We have filed a copy of the underwriting agreement with the SEC as part of our registration statement of which this prospectus forms a part. See “Where You Can Find More Information” in the accompanying prospectus.

Underwriting Commitment

Subject to the terms and conditions of the underwriting agreement, each Underwriter named below has agreed to underwrite the number of New Shares and the share of the aggregate underwriting commitment, in each case set forth opposite its name below:

	Number of	Percentage of
Name	New Shares	New Shares

Merrill Lynch International	565,266,895	35.36%
Banc of America Securities Limited	559,584,158	35.00%
Credit Suisse Securities (Europe) Limited	319,762,376	20.00%
Calyon, Sucursal en España	122,222,213	7.64%
Fox-Pitt, Kelton Limited	31,976,238	2.00%

Total	1,598,811,880	100.00%

The maximum number of New Shares underwritten by each Underwriter will be the amount corresponding to its interest in the underwriting commitment, and shall be reduced by the number of New Shares acquired by the Shareholders of Record and Investors during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Allocation Period.

Pursuant to the foregoing, in the event that the number of New Shares acquired by Shareholders of Record and Investors during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Allocation Period is equal to one hundred percent (100%) of the New Shares, the Underwriters will not be required to subscribe for any New Shares.

Merrill Lynch International and Banc of America Securities Limited may engage one or more other institutions to agree to purchase, or subunderwrite, a portion of the New Shares, if any, for which the Underwriters are required to subscribe pursuant to the underwriting agreement following the expiration of the Discretionary Allocation Period. Each other Underwriter may engage one or more other institutions to subunderwrite New Shares with the written consent of Merrill Lynch International and Banc of America Securities Limited.

Under the underwriting agreement, the Underwriters have undertaken: (i) to promote the placement of the New Shares; (ii) during the Discretionary Allocation Period, to solicit subscription proposals regarding the Discretionary Shares from potential Investors; (iii) to subscribe and pay for, on their own behalf and in the performance of their underwriting commitment, up to one hundred percent (100%) of the total New Shares, in the event that the number of New Shares acquired by Shareholders of Record and Investors during the Preemptive Subscription Period and during the Additional Shares Allocation Period, and by Investors during the Discretionary Allocation Period, is less than one hundred percent (100%) of the total New Shares; and (iv) to pre-fund payment for one hundred percent (100%) of the Discretionary Shares that are placed by the Underwriters and by the Agent during the Discretionary Allocation Period.

Therefore:

(a) In the event that, upon completion of the Discretionary Allocation Period, one hundred percent (100%) of the Discretionary Shares are placed, the Underwriters commit to pre-fund payment for one hundred percent (100%) of the Discretionary Shares placed by the Underwriters and by the Agent during the Discretionary Allocation Period, all in accordance with the terms of “The Offer — Method and Time Periods for Payment and Delivery” above; or

(b) In the event that, upon completion of the Discretionary Allocation Period, the sum of the New Shares acquired by Shareholders of Record and Investors during the Preemptive Subscription Period and during the Additional Shares Allocation Period and, if applicable, by qualified investors during the Discretionary Allocation Period, is less than one hundred percent (100%) of all New Shares, the Underwriters commit: (i) to pre-fund payment for one hundred percent (100%) of the Discretionary Shares placed by the Underwriters and by the Agent during the Discretionary Allocation Period; and (ii) to subscribe and pay for, on their own behalf, unplaced Discretionary Shares in proportion to their respective underwriting commitment set forth above.

If, upon the expiration of the Additional Shares Allocation Period, there are any Discretionary Shares, the Joint Global Coordinators (excluding Santander Investment, S.A.) may agree that the Underwriters will subscribe for the full amount of Discretionary Shares, in their own name and on their own behalf, in proportion to their underwriting commitments and at the Subscription Price, hence completing the Capital Increase.

The underwriting obligations assumed by the Underwriters are several in nature. Without prejudice to the foregoing, in the event of default by any Underwriter, the other Underwriters will be required to jointly assume the underwriting of the New Shares corresponding to the defaulting Underwriter, up to a limit of 15% of the total underwriting commitment and in proportion to their respective underwriting commitments. The defaulting Underwriter shall not collect any underwriting and selling fee (the “Underwriting Commission”), and the fees to which it would otherwise have been entitled will be distributed among the Underwriters that have complied with their obligations in proportion to their respective underwriting commitments, to the extent that those fees result from obligations of the defaulting Underwriter consequently assumed by the non-defaulting Underwriters.

Fees

	Per New Share	Total

Underwriting Commission	€0.1125	€179,866,336

The total underwriting commission to be paid to the Underwriters by Santander represents 2.5% of the aggregate subscription price for the total number of New Shares before any fees and expenses. This underwriting fee will be paid to the Underwriters in proportion to each Underwriter’s respective underwriting commitment.

As a result of subscribing for and reselling shares, the Underwriters may realize profits or losses independent of any fees and commissions paid by us. Any fees, discounts or commissions received by them and profit on the resale of shares by them, may be deemed to be underwriting discounts or commissions under the Securities Act.

Grounds for Termination

The underwriting agreement provides that the underwriting and pre-funding obligations of the Underwriters to consummate the offering are subject to certain customary conditions. In addition, the Underwriters may terminate the underwriting agreement in the event that any event of force majeure occurs. For such purposes, an event of force majeure includes certain material adverse changes in the condition (financial, operational, legal or otherwise) or in the earnings or business affairs or prospects of the Bank and its subsidiaries, taken as a whole, or of any of the Bank’s material subsidiaries, certain material adverse changes in the financial markets, substantial restrictions in exchange trading or the banking business, the occurrence of acts of terrorism, the outbreak or aggravation of hostilities, and governmental actions that negatively affect the activities of the Bank and its subsidiaries, taken as a whole, or the Capital Increase.

If the underwriting agreement is terminated, subscription proposals, if any, submitted by qualified investors during the Discretionary Allocation Period, whether or not any New Shares had been allocated to them or by any of the Underwriters, together with their respective underwriting obligations, will be deemed revoked and terminated. If the amount of New Shares acquired by Shareholders of Record and by Investors in the Preemptive Subscription Period and in the Additional Shares Allocation Period are not sufficient to cover all of the New Shares contemplated by the Capital Increase, the Board of Directors (or the Executive Committee acting by delegation) of the Bank will declare the subscription incomplete, and the capital will be increased in the amount of the New Shares actually subscribed for.

Restrictions applicable to the Underwriters and to the Agent

The Underwriters have undertaken:

(i) to comply with the laws and regulations applicable to the placement, respecting the legal restrictions referred to in the underwriting agreement;

(ii) to keep the Bank informed of any fact or circumstance of which they have knowledge that might occur during the effectiveness of the underwriting agreement and that is significant for the successful completion of the Offer;

(iii) to comply with all obligations arising from the prospectus and from any supplement thereof used in connection with the Offer in Spain, as well as with applicable legal rules and regulations and, in particular, with the rules of conduct contained in the Spanish Securities Market Act 24/1988 of July 28, 1988, as amended, in Royal Decree 217/2008, of February 15, 2008, as amended, and in Regulation (EC) 1287/2006 of the Commission, of August 10, 2006, which implements Directive 2004/39/EC of the European Parliament and the Council, of April 21, 2004, as well as with the laws and regulations applicable in the foreign jurisdictions involved in the offer;

(iv) to refrain from providing to persons other than the Joint Bookrunners and the Bank information regarding demand existing during the Discretionary Allocation Period or any other information relating to the implementation of the Offer;

(v) to cooperate with the Bank and the Agent in all matters necessary or appropriate for the successful completion of the Offer; and

(vi) to comply with the obligations inherent to the underwriting agreement, particularly with respect to the provision of information and the pre-payment, so that the admission to trading takes place on the date set forth in this prospectus.

Additionally, the Underwriters and their affiliates have committed to respect the following operational restrictions, unless otherwise authorized by the Joint Global Coordinators and the Bank, from the date of public announcement of the Capital Increase and until the earlier of (i) the notification by the Agent to the Joint Bookrunners of the total aggregate amount of Discretionary Shares and (ii) 6:00 p.m. (Madrid, Spain time) on the first business day following the end of the Preemptive Subscription Period:

(a) not to sell for their own account or solicit the sale of Santander shares;

(b) not to buy for their own account put options, or sell for their own account call options on Santander shares, whether on organized markets or over the counter; and

(c) not to conduct for their own account any other transaction that may significantly affect the price of Santander’s shares.

The restrictions mentioned in paragraphs (a), (b) and (c) above shall not apply to transactions entered into by the Underwriters for the purposes of hedging any Underwriter’s obligations on highly liquid indices such as the IBEX 35, DJ EUROSTOXX BANKS, DJ STOXX BANKS, DJ EUROSTOXX 50 and DJ STOXX 50, so long as such hedging activities are limited to transactions on indices in which the weighting of Santander is equal to or less than 20%.

The foregoing restrictions above shall not apply to (i) transactions entered into for the purposes of hedging derivatives transactions of any kind in relation to Santander shares; (ii) proprietary positions on Santander securities, in each case entered into by the Underwriters prior to the announcement of the transaction or (iii) any other hedging transactions relating to ordinary course market making or customer facilitation transactions. Furthermore, the Underwriters will be subject to no limitation as to the conduct of the restricted transactions for the account of their customers, or as to the purchase of Santander shares for the Underwriters’ own account, provided that these transactions are carried out within the ordinary course of business and in compliance with the applicable securities legislation on rules of conduct and market abuse.

The Underwriters have represented and warranted to Santander that they have not offered or sold, nor will offer or sell New Shares, nor have they carried on solicitation, placement or intermediation activities in respect of the

New Shares in any jurisdiction in circumstances that involve or could involve a breach of the applicable laws and regulations in such jurisdiction or the need to carry out any type of registration with the competent securities exchange authority for that purpose. The Underwriters may make offers and sales of Discretionary Shares through one or more of their affiliates, and any offers and sales of the Discretionary Shares in the United States by the Underwriters will be made by affiliates of the Underwriters that are registered broker-dealers under the Exchange Act.

Lock-Up

The Bank has agreed, subject to certain exceptions, that for a period of 90 days following the date of the listing of the New Shares on the Spanish Stock Exchanges it will not issue, offer, sell, agree to issue or sell or, in any other way, directly or indirectly dispose of, or perform any act that might have an economic effect similar to the issuance or sale, or the announcement of the issuance or sale, of shares of the Bank, securities that are convertible or exchangeable into shares of the Bank, warrants, or any other instruments that might give the right to subscribe or acquire shares of the Bank, including by means of derivative transactions, without the prior consent of the Joint Global Coordinators (which shall not be unreasonably withheld or delayed).

Indemnification

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

Other Commitments

Santander Investment, S.A., an entity fully owned by the Bank, will act as Agent, Joint Bookrunner and Joint Global Coordinator and will therefore receive an agency fee. Santander Investment, S.A. will not engage in any activities in the United States in connection with the Offer.

Merrill Lynch International is acting as financial advisor of Santander in the acquisition, currently in progress, of Sovereign and may earn advisory fees in connection therewith. Furthermore, Merrill Lynch International owns 0.152% of the share capital of the Bank as of November 6, 2008.

Entities within the Credit Suisse group are acting as financial advisor of Santander in the divestiture, currently in progress, of Banco de Venezuela, S.A. and may earn advisory fees in connection therewith. Furthermore, Credit Suisse Securities (Europe) Limited owns 1.51% of the share capital of the Bank as of November 7, 2008.

Aside from the foregoing, the Bank is not aware of any connection or material economic interest between the Bank and the entities participating in the Offer, except for the relationship stemming from the legal and financial advisory services provided in connection with the Offer and the underwriting described in this prospectus.

Other Transactions

During the distribution of Santander ordinary shares in the Offer, Santander, through certain identifiable business units, and certain of its affiliates have engaged and intend to continue to engage in various dealings and brokerage activities involving Santander ordinary shares and ADSs. See “Regulatory Statement.”

Governing Law

The underwriting agreement is governed by the laws of Spain.

Selling Restrictions

No action has been taken by the Underwriters or the Bank that would permit, other than the offering of Discretionary Shares described herein, an offer of Discretionary Shares or possession or distribution of this prospectus or any other offering material in any jurisdiction where, according to the laws of such jurisdiction, registration or approval for that purpose is required.

The distribution of this prospectus and the offer of Discretionary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area (“EEA”), which has implemented the Prospectus Directive (each, a “Relevant Member State”) each Underwriter has severally represented, warranted and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer to the public of any Discretionary Shares which are the subject of the Offer contemplated by this prospectus in that Relevant Member State prior to the date on which the Spanish prospectus filed with the CNMV on November 11, 2008 is notified to the competent authority in that Relevant Member State and becomes effective there, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer to the public in that Relevant Member State of any Discretionary Shares under the following exemptions at any time under the Prospectus Directive if they have been implemented in the Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

•	by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the consent of the representatives of the Underwriters for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Discretionary Shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each Underwriter and the Bank that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(c) of the Prospective Directive; and

•	in the case of any Discretionary Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Discretionary Shares acquired by it in the Offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the sole global coordinator has been given to the Offer or resale; or (ii) where Discretionary Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Discretionary Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer of the Discretionary Shares to the public” in relation to any Discretionary Shares in any Relevant Member State means the communication to persons in any form and by any means of sufficient information on the terms of the offer and the Discretionary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Discretionary Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

United Kingdom

This prospectus is being distributed only to and directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order and (iii) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on by any person who is not a relevant person. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

The Discretionary Shares may not be offered or sold to any person in the United Kingdom by means of this prospectus, other than to “qualified investors” (as defined in Section 86(7) of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) or otherwise in circumstances that do not require an approved prospectus to be made available to the public, as set out in Section 86 of the FSMA.

Australia

This prospectus does not constitute a disclosure document for the purposes of Australian law on the basis that any offer of securities made in Australia under this prospectus is only made to exempt “professional investors” in accordance with section 708(11) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”). Accordingly, any offer of securities contained in this prospectus is void and incapable of acceptance to the extent that any offer to an investor would require a disclosure document for the purpose of Part 6D of the Corporations Act. Each investor warrants that, if it accepts any offer contained in this prospectus, it is an exempt professional investor for the purposes of section 708(11) of the Corporations Act and that it will not offer any of the Discretionary Shares obtained by it for resale within Australia within 12 months of them being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Brazil

The Discretionary Shares have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Bank nor the issuance of the Discretionary Shares have been or will be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (the “CVM”). Therefore, the Underwriters have not offered or sold, and will not offer or sell, the Discretionary Shares in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

DIFC Exempt Offer Statement

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Discretionary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Discretionary Shares offered should conduct their own due diligence on the Discretionary Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

Each Underwriter has represented, warranted and agreed that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Discretionary Shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Discretionary Shares, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Discretionary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

India

No offer or invitation to purchase or subscribe to the Discretionary Shares or other securities of the Bank is intended to be made through this prospectus or any amendment or supplement thereto, to the public in India. Neither this prospectus nor any amendment or supplement thereto has been or will be registered as a ‘prospectus’ under the provisions of the (Indian) Companies Act, 1956, nor has this prospectus nor any amendment or supplement thereto been reviewed, approved, or recommended by the Registrar of Companies or the Securities and Exchange Board of India or any other Indian regulatory authority.

Accordingly, no person may offer nor make the Discretionary Shares the subject of an invitation for subscription or purchase, nor may this prospectus or any amendment or supplement thereto or any other document, material, notice, circular or advertisement in connection with the offer or sale or invitation for subscription or purchase of any Discretionary Shares (“Restricted Offer”) be circulated or distributed whether directly or indirectly to, or for the account or benefit of, any person resident in India, other than strictly on a private and confidential basis and so long as any such Restricted Offer is not calculated to result, directly or indirectly, in the Discretionary Shares becoming available for subscription or purchase by persons other than those receiving such offer or invitation, provided that in any event the Restricted Offer shall not be made, directly or indirectly, to persons exceeding 49 in number or any other number as may be specified under the Indian Companies Act, 1956 from time to time.

Any Restricted Offer and sale of Discretionary Shares to a person in India shall be made only in compliance with all applicable Indian laws including, without limitation, the Foreign Exchange Management Act, 1999, as amended, and any guidelines, rules, regulations, circulars, notifications, etc. issued by the Reserve Bank of India.

Japan

The Discretionary Shares have not been and will not be registered under the Financial Investments and Exchange Law of Japan, as amended, and the international managers have agreed not to offer or sell, directly or indirectly, any Discretionary Shares in Japan or to, or for the benefit of, any resident thereof, except pursuant to an exemption from the registration requirements of the Financial Investments and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. For purposes hereof, “resident of Japan” means any person resident in Japan including any corporation or other entity organized under the laws of Japan.

Russia

The Discretionary Shares are securities of a foreign issuer under Russian law. The Discretionary Shares are not eligible for initial offering and circulation in Russia and no sale, exchange or transfer of the Discretionary Shares may take place in Russia or to any Russian person or entity. The information provided in this prospectus is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the Discretionary Shares in Russia or to any Russian person or entity. The information contained in this prospectus does not constitute an advertisement of the Discretionary Shares in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia.

The Underwriters have not offered, sold, exchanged or otherwise transferred, and will not offer, sell, exchange or otherwise transfer as part of its initial distribution or at any time thereafter, any Discretionary Shares to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in Russia, or to any person located within the territory of Russia unless and to the extent otherwise permitted under

Russian law. Information provided in this prospectus is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the Discretionary Shares in Russia.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the Discretionary Shares may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Discretionary Shares be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Discretionary Shares, namely a person who is:

•	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that Discretionary Shares, debentures and units of Discretionary Shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Discretionary Shares under Section 275 of the Securities and Futures Act except:

•	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is given for the transfer; or

•	by operation of law.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Art. 652a of the Swiss Code of Obligations. The Discretionary Shares will not be listed on the SWX Swiss Exchange and, therefore, the prospectus does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the Discretionary Shares may not be offered to the public in or from Switzerland, but only to a selected and limited group of investors, which do not subscribe the Discretionary Shares with a view to distribution to the public. The investors will be individually approached by the Underwriters from time to time. This prospectus is personal to each offeree and does not constitute an offer to any other person. The prospectus may only be used by those persons to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Bank. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Description of Santander Ordinary Shares

The following summary of material considerations concerning the share capital of Santander briefly describes certain material provisions of Santander’s bylaws (estatutos) and Spanish law relating to the share capital of Santander. Because it is a summary it is not meant to be complete, is qualified by reference to the applicable Spanish laws and Santander’s bylaws and does not contain all the information that may be important to you. Copies of Santander’s bylaws are incorporated by reference.

General

As of September 30, 2008, the Santander’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Santander ordinary shares with a nominal value of €0.50 each. All of Santander’s ordinary shares are fully paid and nonassessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

On September 22, 2008, at the shareholders’ meeting held in Santander, Spain, Santander’s shareholders approved a capital increase of up to 143,376,990 shares for the issuance of Santander ordinary shares to the ordinary shareholders of A&L. The shareholders’ resolution expressly provided for the possibility of incomplete subscription in the event that the 143,376,990 new shares cannot be fully subscribed and paid up by means of the delivery of the relevant contributions, specifying that in such an event the share capital will be increased to the extent appropriate. The shareholders’ resolution authorized the Board of Directors of Santander (i) to establish the conditions of the capital increase as to all matters not provided for by the shareholders, which includes the determination of the number of shares within that limit by which the capital would be increased; (ii) to effect the amendment of subsections 1 and 2 of Article 5 of Santander’s bylaws, to reflect the new share capital and the resulting number of shares; and (iii) to delegate such authority to the Santander Executive Committee. Pursuant to such delegated authority from the Board of Directors, on October 10, 2008, following the acquisition of A&L’s entire ordinary share capital on that same date the Santander Executive Committee determined that the capital should be increased by 140,950,944 shares.

The amendment to subsections 1 and 2 of Article 5 of the Santander bylaws was filed with the office of the Commercial Registry of Santander on October 11, 2008 and became effective immediately.

Meetings and Voting Rights

Santander holds its annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Santander Board of Directors.

Extraordinary meetings may be called from time to time by the Santander Board of Directors whenever the Santander Board of Directors considers it advisable for the company’s interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Commercial Registry and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website.

Each Santander ordinary share entitles the holder to one vote. Holders of any number of shares who are current in the payment of capital calls and have their Santander ordinary shares duly registered as stated below will be entitled to attend Santander shareholders’ meetings. Santander’s bylaws do not contain provisions regarding cumulative voting.

Any Santander ordinary share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory. According to Spanish law, if a director or another person publicly solicits a proxy for a director (public solicitation which shall be considered if the director obtains more than three proxies) the director holding the proxies may not exercise the voting rights attaching to the represented shares in connection with matters in which the director has a conflict of interest and, in particular, the following:

•	his or her appointment or ratification, removal, dismissal or withdrawal as director;

•	the institution of a corporate action for liability (acción social de responsabilidad) against him or her; or

•	the approval or ratification of transactions between Santander and the director in question, companies controlled or represented by him or her, or persons acting for his or her account.

In accordance with the Santander’s rules and regulations for the general shareholders’ meeting and in the manner established by such Rules and Regulations, Santander’s website includes from the date when the call of the general shareholders’ meeting is published, the text of all resolutions proposed by the Santander Board of Directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.

Only registered holders of Santander ordinary shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at general shareholders’ meetings. As a registered shareholder, the Depositary will be entitled to vote the Santander ordinary shares underlying the Santander ADSs. The deposit agreement requires the Depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law and in accordance with the deposit agreement.

In general, resolutions passed by a general meeting are binding upon all shareholders. In very limited circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander ordinary shares redeemed by Santander at prices determined in accordance with established formula or criteria. Santander ordinary shares held by Santander or its affiliates are counted for purposes of calculating quorums but may not be voted by Santander or by its affiliates.

Resolutions at a duly constituted general shareholders meeting are, except as stated in the next two paragraphs, passed by a simple majority vote of the voting capital present or represented at the meeting, and, therefore, it is sufficient that the number of votes in favor is higher than the number of votes against or blank and abstentions.

For an ordinary or extraordinary general meeting of shareholders to be duly constituted the presence in person or by proxy of shareholders representing 25% of Santander’s subscribed voting capital is required. On second call there is no quorum requirement. However, a quorum of 50% of Santander’s subscribed voting capital is required on the first call to approve any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	transformation of Santander (change in corporate nature);

•	merger, de-merger, split or spin-off;

•	any other amendment of our bylaws; and

•	dissolution.

A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call. A two-third majority of the present or represented voting capital is required to approve all of the above listed actions when the general shareholders’ meeting is held on second call and less than 50% of the subscribed voting capital is present (in person or by proxy).

For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by Santander’s rules and regulations of the general shareholders’ meetings.

Dividends

Generally, Santander pays quarterly cash dividends on Santander ordinary shares (with interim dividends on account of earnings of a fiscal year being normally paid in August and November of that year and in February and May of the following year). The declaration and payment of dividends is dependent upon business conditions, operating results and consideration by the Santander Board of Directors of other relevant factors.

Interim dividends are normally declared and paid by the Santander Board of Directors on account of earnings and the total dividend is proposed by the Santander board of directors for approval at the annual shareholders’ meeting following the end of the year to which it relates. The fourth interim dividend is normally announced and paid before the annual financial statements are approved by the shareholders at the annual shareholders’ meeting and, if the proposal to be submitted to the general shareholders’ meeting regarding the total dividend for the fiscal year is approved, the fourth interim dividend is also the final dividend.

Santander shareholders have the right to participate in any dividend distribution in proportion to the paid-in capital corresponding to their Santander ordinary shares. A shareholder’s dividend entitlement lapses five years after the dividend payment date.

Under Spanish law, any non-voting shares will entitle the holder to receive the minimum annual dividend corresponding to such non-voting shares as provided for in the bylaws (in the case of Santander, as amended pursuant to the relevant resolutions relating to the issue of the non-voting shares). However, at present, Santander has not issued any shares that could entitle their holders to any preferential rights (including as to the distribution of dividends).

Dividends may only be distributed out of the earnings for the fiscal year or out of unappropriated reserves, in compliance with the law and Santander’s bylaws, provided the shareholders’ equity disclosed in the accounts is not, as a result of the distribution, reduced to less than the share capital of the company. If there are any losses from prior fiscal years that reduce Santander’s shareholders’ equity below the amount of the share capital, these earnings shall be used to offset such losses. The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital. The shareholders at the general shareholders’ meeting and the board may resolve to distribute interim dividends, subject to such limitations and in compliance with the law.

In addition to Santander’s bylaws and the relevant provisions of Spanish law, both Santander and its Spanish banking subsidiaries are subject to certain restrictions on dividend payments prescribed by the Ministry of the Economy and the Bank of Spain regarding distribution of reserves and maintenance of mandatory capital adequacy ratios.

Redemption

Santander’s bylaws do not contain any provisions relating to redemption of shares except as set forth in connection with capital reductions. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.

Liquidation Rights

Upon a liquidation of Santander, Santander’s shareholders would be entitled to receive pro rata any assets remaining after the payment of Santander’s debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, are entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

Preemptive Rights

Each holder of Santander ordinary shares has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander ordinary shares. Holders of Santander ordinary shares have the same right upon the issuance of convertible debt by Santander. Holders of convertible debt also have preemptive rights. However, preemptive rights of shareholders and holders of convertible debt may be excluded under certain circumstances by specific approval at the general shareholders’ meeting (or upon its delegation by the Santander Board of Directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when the shareholders approve:

•	capital increases following conversion of convertible debt into Santander shares;

•	capital increases because of the absorption of another company or of part of the spun-off assets of another company, when the new shares are issued in exchange for the new assets received; or

•	capital increases for the issuance of Santander securities in the context of a tender offer for other securities in which the Santander securities are being used as all or part of the consideration.

If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Santander ordinary shares will be distributed pro rata to existing shareholders.

Registration and Transfers

The Santander ordinary shares are in book-entry form in the Iberclear system. Santander maintains a registry of shareholders. Santander does not recognize, at any given time, more than one person as the person entitled to vote each Santander ordinary share in its general shareholders’ meeting.

Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through credit entities and investment services companies, that are members of the Spanish Stock Exchanges.

Transfers executed through the Spanish Stock Exchanges are implemented pursuant to the stock exchange clearing and settlement procedures of Iberclear. Transfers executed “over the counter” are implemented pursuant to the general legal regime for book-entry transfer, including registration by Iberclear.

New shares may not be transferred until the relevant capital increase is registered with the Commercial Registry.

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and, as a consequence, the number of voting rights held exceeds, reaches or is below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90% of the voting rights of a company, such as Santander, for which Spain is the member state of origin, listed on the Spanish Stock Exchanges or on any other regulated market in the European Union, must, within four trading days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding or reduction of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) the acquisition or disposal of any financial instruments entitling the holder to acquire the company’s shares (such as options, futures, swaps, etc.); (ii) certain voting, deposit, temporary transfer or usufruct agreements regarding the relevant shares; or (iii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above-mentioned threshold percentages will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a tax haven (as defined in Spanish law) or of a country or territory where there is no taxation or where the authorities decline to exchange information for tax purposes (in accordance with Spanish law).

In addition, any Spanish company listed on the Spanish Stock Exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, and without deducting sales of shares in the company by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights.

It must also be noted that the CNMV issued on September 22, 2008 a resolution regarding the disclosure of short positions in the shares of several Spanish financial issuers, which include Santander. The resolution requires, until further notice, disclosure of short positions in Santander shares exceeding 0.25% of the share capital of Santander and, after such threshold is exceeded, disclosure of any subsequent increase in the short position or decrease below the 0.25% threshold. For purposes of the resolution, a “short position” is the net result of all positions in financial instruments, including shares and any derivative the underlying asset of which are shares, that give the holder a positive (profit) exposure to downward movements in the price of the relevant shares. Disclosure to the CNMV, which will publicly disclose such information, is required on the day following the transaction that causes the disclosure.

Members of the board of directors of listed companies, in addition to notifying the CNMV of any transaction concerning the shares or other securities or financial instruments of the issuer which are linked to these shares, are required to inform the CNMV of their ratio of voting rights upon appointment or resignation.

In addition, top managers of any listed company must report to the CNMV the acquisition or disposal of shares or other securities or financial instruments of the issuer which are linked to these shares.

Further, the Bank of Spain requires purchasers of shares in Santander to notify, and seek approval from, the Bank of Spain in certain circumstances.

Exchange Controls

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003 (July 4, 2003) updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish Stock Exchanges and securities markets are open to foreign investors. Royal Decree  664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991) shall require notice before and after execution of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Ministry of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. In those cases in respect of which Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares of a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition, and the anticipated closing date of the acquisition. A significant holding for these purposes is defined as 5% or more of the outstanding share capital or voting rights of the bank or any lesser holding that gives the acquirer effective influence or control over the target bank.

In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10%; 15%; 20%; 25%; 33%; 40%; 50%; 66% and 75%. Notice to the Bank of Spain is also required from anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the bank.

If the acquisition is effected and the required notice is not given or if the acquisition is effected before the three-month period after the giving of notice elapses, or if the acquisition is opposed by the Bank of Spain, then there shall be the following consequences: (A) the acquired shares will lose their voting rights, (B) the Bank of Spain may seize control of the bank or replace its board of directors, and (C) a fine may be levied on the acquirer.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis of its commercial or professional reputation, its solvency or the transparency of its corporate structure, among other things. If no such objection is raised within the three-month period, authorization is deemed to have been granted. However, absent objection by the Bank of Spain, it may set forth a different maximum period for closing the proposed transaction.

Any individual or institution that plans to sell its significant holding, or reduce it below one of the above-mentioned thresholds or, because of any sale, will lose control of the entity, must provide advance notice to the Bank of Spain indicating the amount of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of shares of its share capital that exceeds or reduces its holding below the above-mentioned thresholds. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case no later than 15 days after, each acquisition by a person or a group of at least 1% of the bank’s total share capital. The Bank of Spain also requires each bank to notify the Bank of Spain of a list in April, July, October and January of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s share capital by reference to the last day of each calendar quarter.

If the Bank of Spain determines at any time that the influence of a person who owns a significant holding of a bank may adversely affect that bank’s financial situation, it may request that the Spanish Ministry of Economy and Finance: (1) suspend the voting rights of such person’s shares for a period not exceeding three years; (2) seize control of the bank or replace its board of directors; or (3) in exceptional circumstances revoke the bank’s license. A fine may also be levied on the person owning the relevant significant shareholding.

Legal Matters

The validity of the securities and other matters governed by Spanish law will be passed upon for us by Uría Menéndez, Madrid, Spain. Certain matters of New York and U.S. federal law in connection with the Offer will be passed upon for us by Davis Polk & Wardwell, New York, New York. The Underwriters have been advised as to certain legal matters relating to the Offer by Linklaters LLP.

Prospectus

Banco Santander, S.A.

Ordinary Shares
Rights to Subscribe for Ordinary Shares

From time to time, we may offer, issue and sell ordinary shares and rights to subscribe for ordinary shares in one or more offerings.

This prospectus describes the general terms that may apply to these securities and the general manner in which they may be offered. When securities are offered under this prospectus, we will provide a prospectus supplement describing the specific terms of any securities to be offered, and the specific manner in which they will be offered, including the amount and price of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. The prospectus supplement may also incorporate by reference certain of our filings with the U.S. Securities and Exchange Commission. This prospectus may not be used for any purpose unless accompanied by a prospectus supplement. You should carefully read this prospectus and any prospectus supplement, together with any documents incorporated by reference, before you invest in any of our securities.

Our ordinary shares are listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) and quoted in the Automated Quotation System of the Spanish Stock Exchanges. Our shares also are listed on the Euronext Lisbon and on the London, Milan, Buenos Aires and Mexico stock exchanges.

We may offer and sell the securities directly to purchasers, through underwriters, dealers or agents or through any combination of these methods, on a continuous or delayed basis.

Investing in our securities involves risks. You should carefully consider the “Risk Factors” beginning on page 11 of our annual report on Form 20-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on June 27, 2008, as well as the risk factors included in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2008

About this Prospectus

As used in this prospectus, unless the context otherwise requires, references to “Santander”, the “Bank” , the “Group”, “we”, “us” and “our” mean Banco Santander, S.A. and its consolidated subsidiaries taken as a whole. All references to “$”, “US$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf process, we may from time to time offer any combination of the securities described in this prospectus in one or more offerings. Each time we offer securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, any related free writing prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. Statements contained in this prospectus and the applicable prospectus supplement about the provisions or content of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. That registration statement can be read at the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information”.

You should rely only on the information contained or incorporated by reference in this prospectus, any related free writing prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. This prospectus may only be used to sell securities if it is accompanied by a prospectus supplement or the applicable information is included in our filings or submissions to the SEC. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement or any other offering material is accurate as of any date other than the dates on the front of those documents.

Where You Can Find More Information

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer and, accordingly, file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. You may read and copy any documents filed by us, including the registration statement of which this prospectus is a part, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

Incorporation of Certain Documents by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any document referred to in this way is considered part of this prospectus from the date we file that document. We incorporate by reference into this prospectus the following documents or information:

(1) Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed by us with the SEC on June 27, 2008 (the “Annual Report”);

(2) Report on Form 6-K submitted by us to the SEC on October 29, 2008 (which contains our results of operations, financial statements and other disclosures relating to the six months ended June 30, 2008); and

(3) Report on Form 6-K submitted by us to the SEC on November 10, 2008 (which contains our Condensed Consolidated Interim Unaudited Financial Statements related to the nine months ended September 30, 2008).

All subsequent reports that we file on Form 20-F under the Exchange Act prior to the termination of this offering will also be deemed to be incorporated by reference into this prospectus. We may also incorporate any other Form 6-K that we submit to the SEC after the date of this prospectus if the Form 6-K specifically states that it is incorporated by reference into this prospectus or into registration statements that we file with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any such subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this prospectus, except as modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus.

You may request a copy of any or all documents that are incorporated by reference in this prospectus by writing or telephoning us at our principal executive offices at the following address:

Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain
Attention: Investor Relations
Telephone number: +34 91 259 6520

Cautionary Statement Regarding Forward-Looking Statements

This prospectus, any accompanying prospectus supplement and the documents incorporated into this prospectus by reference contain statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “DCaR”, “ACaR”, “RORAC”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. You should understand that adverse changes in the following important factors, in addition to those discussed in “Item 3. Key Information — D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and elsewhere in our Annual Report incorporated into this prospectus by reference, and in “Risk Factors” in any prospectus supplement, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement.

Economic and Industry Conditions

•	recent turmoil in global financial markets in general and credit markets in particular, the impacts of which on our business and industry are difficult to forecast;

•	exposure to various types of market risks, principally including liquidity risk, interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America, the United States and the other areas in which we have significant business activities or investments;

•	the effects of a decline in real estate prices, particularly in Spain and the United Kingdom, where prices have only recently started to decline, and corresponding increases in mortgage defaults;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions (including the acquisitions of Alliance & Leicester plc and Sovereign Bancorp Inc.) and restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries and Latin America;

•	changes in United States, Spanish, United Kingdom, European Union or other foreign laws, regulations or taxes; and

•	the effects of any measures implemented by the governments of the United States, Spain, the United Kingdom, other European and Latin American countries or the European Union in response to instability and turbulence in the financial and banking system.

Transaction and Commercial Factors

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions;

•	our ability to correctly assess the risks involved in an acquisition and the possibility that certain acquisitions may subject us to unknown risks; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest income; and

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.

Forward-looking statements speak only as of the date they were made. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Santander

Banco Santander, S.A. and its consolidated subsidiaries are a group of banking and financial companies that operate through a network of offices and subsidiaries across Spain and other European (including the United Kingdom, Austria, the Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. As at September 30, 2008, we were the largest banking group in the euro zone by market capitalization, with a stock market capitalization of €65.67 billion, stockholders’ equity of €53.80 billion and total assets of €953.03 billion. We had an additional €126.69 billion in mutual funds, pension funds and other assets under management (excluding assets under management related to insurance savings products) at that date. For the nine months ended September 30, 2008, we reported net attributable income of €6.94 billion. At that date, we employed approximately 133,000 people and had approximately 11,680 branches and some 80 million customers worldwide.

Our principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. We also have significant operations in New York as well as financial investments in Sovereign and Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc). In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Our principal executive offices are located at Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Spain, and our telephone number at that location is +34 91 259 6520.

Use of Proceeds

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

Legal Ownership

In this prospectus and in any accompanying prospectus supplement, when we refer to the “holders” of securities as being entitled to specified rights or payments, we mean only the actual legal holders of the securities. While you will be the holder if you hold a security registered in your name, more often than not the registered holder will actually be a broker, bank, other financial institution or, in the case of a global security, a depositary. Our obligations, as well as the obligations of any rights agent, any transfer agent, any registrar, any depositary and any third parties employed by us or the other entities listed above, run only to persons who are registered as holders of our securities, except as may be specifically provided for in a rights agreement, rights certificate, deposit agreement or other contract governing the securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding securities in accounts at banks or brokers is called holding in “street name”. If you hold our securities in street name, we will recognize only the bank or broker, or the financial institution that the bank or broker uses to hold the securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the securities, either because they agree to do so in their customer agreements or because they are legally required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out:

•	how it handles payments and notices with respect to the securities;

•	whether it imposes fees or charges;

•	how it handles voting, if applicable;

•	how and when you should notify it to exercise on your behalf any rights or options that may exist under the securities;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder; and

•	how it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

In the remainder of this document, “you” means direct holders and not street name or other indirect holders of securities.

Description of Ordinary Shares

We refer to “Item 10. Additional Information — B. Memorandum and articles of association” in our Annual Report for a summary of the material terms of our By-laws and applicable Spanish corporate law in effect as of the date of this prospectus regarding our ordinary shares and the holders thereof. Such summary describes our By-laws which were approved at the shareholders’ meeting held on June 21, 2008, filed with the office of the Commercial Registry of Santander on August 11, 2008 and became effective immediately thereafter. As described below, our By-laws were further amended on September 22, 2008 to reflect a share capital increase. This summary may not contain all of the information that is important to you. To understand them fully you should read our By-laws, a copy of which has been included in Exhibit 3.1 to the registration statement of which this prospectus is a part.

On September 22, 2008, at our shareholders meeting held in Santander, Spain, our shareholders approved a capital increase of up to 143,376,990 shares for the issuance of our shares to the ordinary shareholders of Alliance & Leicester plc (A&L). The shareholders’ resolution expressly provided for the possibility of incomplete subscription in the event that the 143,376,990 new shares cannot be fully subscribed and paid up by means of the delivery of the relevant contributions, specifying that in such an event the share capital will be increased to the extent appropriate. The shareholders’ resolution authorized our Board of Directors (i) to establish the conditions of the capital increase as to all matters not provided for by the shareholders, which includes the determination of the number of shares within that limit by which the capital would be increased; (ii) to effect the amendment of subsections 1 and 2 of Article 5 of our By-laws to reflect the new share capital and the resulting number of shares; and (iii) to delegate such authority to our Executive Committee. Pursuant to such delegated authority from our Board of Directors, on October 10, 2008, following the acquisition of A&L’s entire ordinary share capital on that same date, our Executive Committee determined that the capital should be increased by 140,950,944 shares.

The amendment to subsections 1 and 2 of Article 5 of our By-laws was filed with the office of the Commercial Registry of Santander on October 10, 2008 and became effective immediately. The By-laws included in Exhibit 3.1 to the registration statement, of which this prospectus is a part, reflect these amendments.

As of September 30, 2008, our paid in share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 ordinary shares having a par value of fifty euro cents (€0.50) each, represented by means of book entries.

Description of Rights to Subscribe for Ordinary Shares

We may issue rights to subscribe for our ordinary shares. The applicable prospectus supplement will describe the specific terms relating to such subscription rights and the terms of the offering, as well as a discussion of material U.S. federal and Spanish income tax considerations applicable to holders of the rights to subscribe for our ordinary shares.

Plan of Distribution

The securities offered by this prospectus may be sold from time to time by us as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase the securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against civil liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters may purchase and sell securities in the open market and may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, us and our subsidiaries and affiliates.

Legal Matters

The validity of the securities and other matters governed by Spanish law will be passed upon for us by Uría Menéndez, Madrid, Spain, and for any underwriters or agents by Spanish counsel named in the applicable prospectus supplement. Certain matters of New York law in connection with any offering will be passed upon for us by Davis Polk & Wardwell and for any underwriters or agents by counsel named in the applicable prospectus supplement.

Experts

The consolidated financial statements incorporated by reference in this prospectus from the Annual Report of Banco Santander, S.A. (the “Bank”) and companies composing, together with the Bank, the Santander Group (the “Group”) on Form 20-F for the year ended December 31, 2007, and the effectiveness of the Group’s internal control over financial reporting have been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report relating to the consolidated financial statements of the Group expresses an unqualified opinion and includes an explanatory paragraph related to the nature and effect of differences between the International Financial Reporting Standards, as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 and accounting principles generally accepted in the United States of America). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Enforcement of Civil Liabilities against Foreign Persons

Santander is a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain. Substantially all of the directors and executive officers of Santander, and certain of the experts named in this document, are not residents of the United States and all or a substantial portion of its assets and its directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act. Santander is advised by its Spanish legal counsel that there is doubt as to the enforceability in Spain in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the United States.

Banco Santander, S.A.

Rights Offering for 1,598,811,880 Ordinary Shares